Exhibit 99.1

Financial Appendix
to Proxy

Financial Appendix

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-2

Consolidated Statements of Income for the Years ended December 31, 2004, 2003, and 2002	F-3

Consolidated Statements of Changes in Shareholders’ Equity for the Years ended December 31, 2004, 2003, and 2002	F-4

Consolidated Statements of Cash Flows for the Years ended December 31, 2004, 2003, and 2002	F-5

Notes to Consolidated Financial Statements	F-6

Report of Independent Registered Public Accounting Firm	F-36

Management’s Report on Internal Control Over Financial Reporting	F-37

Report of Independent Registered Public Accounting Firm	F-38

Selected Financial Data	F-40

Financial Review	F-41

Summary of Quarterly Financial Data, Unaudited	F-76

Consolidated Balance Sheets

(In thousands, except share data)
	December 31,

	2004	2003

ASSETS
Cash and due from banks, including $36,977 and $10,720 in 2004 and 2003, respectively, on deposit to meet Federal Reserve requirements	$683,035	696,030
Interest earning deposits with banks	4,153	4,423
Federal funds sold and securities purchased under resale agreements	135,471	172,922
Mortgage loans held for sale	120,186	133,306
Investment securities available for sale (note 3)	2,695,593	2,529,257
Loans, net of unearned income (note 4)	19,480,396	16,464,914
Allowance for loan losses (note 4)	(265,745)	(226,059)

Loans, net	19,214,651	16,238,855

Premises and equipment, net	638,407	578,710
Contract acquisition costs and computer software, net (note 5)	401,074	383,562
Goodwill, net (notes 2 and 17)	416,283	248,868
Other intangible assets, net (notes 2 and 6)	41,628	33,970
Other assets (note 6)	699,697	612,726

Total assets	$25,050,178	21,632,629

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Non-interest bearing	$3,337,908	2,833,567
Interest bearing (note 7)	15,239,560	13,108,042

Total deposits	18,577,468	15,941,609
Federal funds purchased and securities sold under repurchase agreements (note 8)	1,208,080	1,354,887
Long-term debt (note 8)	1,879,583	1,575,777
Billings in excess of costs and profits on uncompleted contracts	—	17,573
Other liabilities (note 16)	576,474	355,906

Total liabilities	22,241,605	19,245,752

Minority interest in consolidated subsidiaries	167,284	141,838
Shareholders’ equity (notes 2, 12, and 14):
Common stock — $1.00 par value. Authorized 600,000,000 shares; issued 315,636,047 in 2004 and 307,748,133 in 2003; outstanding 309,974,509 in 2004 and 302,090,128 in 2003	315,636	307,748
Surplus	628,396	442,931
Treasury stock — 5,661,538 shares and 5,658,005 shares in 2004 and 2003, respectively	(113,944)	(113,940)
Unearned compensation	(106)	(266)
Accumulated other comprehensive income	8,903	29,509
Retained earnings	1,802,404	1,579,057

Total shareholders’ equity	2,641,289	2,245,039

Commitments and contingencies (note 11)
Total liabilities and shareholders’ equity	$25,050,178	21,632,629

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share data)
	Years ended December 31,

	2004	2003	2002

Interest income:
Loans, including fees	$1,051,117	951,584	923,628
Investment securities:
U.S. Treasury and U.S. Government agencies	45,184	50,959	56,944
Mortgage-backed securities	38,731	29,345	42,519
State and municipal	10,786	11,248	11,478
Other investments	4,644	3,423	4,225
Mortgage loans held for sale	6,581	13,361	14,657
Federal funds sold and securities purchased under resale agreements	1,945	1,547	1,538
Interest earning deposits with banks	32	25	51

Total interest income	1,159,020	1,061,492	1,055,040

Interest expense:
Deposits (note 7)	216,284	217,561	260,656
Federal funds purchased and securities sold under repurchase agreements	19,286	11,830	18,639
Long-term debt	62,771	69,037	58,241

Total interest expense	298,341	298,428	337,536

Net interest income	860,679	763,064	717,504
Provision for losses on loans (note 4)	75,319	71,777	65,327

Net interest income after provision for losses on loans	785,360	691,287	652,177

Non-interest income:
Electronic payment processing services	781,437	701,022	612,817
Other transaction processing services revenue	170,905	120,485	106,086
Service charges on deposit accounts	121,103	107,404	93,969
Fiduciary and asset management fees	43,001	39,377	35,615
Brokerage and investment banking revenue	21,748	20,461	18,840
Mortgage banking income	26,300	58,633	41,323
Credit card fees	30,025	26,044	22,469
Securities gains, net (note 3)	75	2,491	2,638
Other fee income	29,227	23,682	20,494
Other operating income (note 19)	67,652	44,565	57,827

Non-interest income before reimbursable items and impairment loss on private equity investment	1,291,473	1,144,164	1,012,078
Reimbursable items	229,538	225,165	231,099
Impairment loss on private equity investment	—	—	(8,355)

Total non-interest income	1,521,011	1,369,329	1,234,822

Non-interest expense:
Salaries and other personnel expense (notes 13 and 14)	731,579	672,248	607,865
Net occupancy and equipment expense (note 11)	321,689	281,688	244,176
Other operating expenses (note 19)	305,560	243,042	216,330

Non-interest expense before reimbursable items	1,358,828	1,196,978	1,068,371
Reimbursable items	229,538	225,165	231,099

Total non-interest expense	1,588,366	1,422,143	1,299,470

Minority interest in subsidiaries’ net income	28,724	26,972	23,649
Income before income taxes	689,281	611,501	563,880
Income tax expense (note 16)	252,248	222,576	198,533

Net income	$437,033	388,925	365,347

Net income per share (notes 1 and 10):
Basic	$1.42	1.29	1.23

Diluted	1.41	1.28	1.21

Weighted average shares outstanding (note 10):
Basic	307,262	302,010	297,325

Diluted	310,330	304,928	301,197

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

						Accumulated
(In thousands, except per share data)						Other
	Shares	Common		Treasury	Unearned	Comprehensive	Retained
Years ended December 31, 2004, 2003, and 2002	Issued	Stock	Surplus	Stock	Compensation	Income (Loss)	Earnings	Total

Balance at December 31, 2001	294,849	$294,849	171,257	(1,285)	(82)	29,338	1,200,869	1,694,946
Net income	—	—	—	—	—	—	365,347	365,347
Other comprehensive income, net of tax (note 9):
Net unrealized loss on cash flow hedges	—	—	—	—	—	(991)	—	(991)
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	14,113	—	14,113
Gain on foreign currency translation	—	—	—	—	—	3,653	—	3,653

Other comprehensive income	—	—	—	—	—	16,775	—	16,775

Comprehensive income	—	—	—	—	—	—	—	382,122

Issuance of common stock for acquisitions (note 2)	3,768	3,768	102,140	—	—	—	—	105,908
Cash dividends declared - $.59 per share	—	—	—	—	—	—	(176,336)	(176,336)
Amortization of restricted stock (note 14)	—	—	—	—	114	—	—	114
Stock options exercised (note 14)	1,949	1,949	17,098	—	—	—	—	19,047
Issuance of restricted stock	7	7	171	—	(178)	—	—	—
Stock option tax benefit	—	—	10,414	—	—	—	—	10,414
Ownership change at majority-owned subsidiary	—	—	261	—	—	—	—	261
Impact on minority interest for ProCard sale to TSYS	—	—	4,377	—	—	—	—	4,377

Balance at December 31, 2002	300,573	$300,573	305,718	(1,285)	(146)	46,113	1,389,880	2,040,853
Net income	—	—	—	—	—	—	388,925	388,925
Other comprehensive loss, net of tax (note 9):
Net unrealized loss on cash flow hedges	—	—	—	—	—	(2,773)	—	(2,773)
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	(19,724)	—	(19,724)
Gain on foreign currency translation	—	—	—	—	—	5,893	—	5,893

Other comprehensive loss	—	—	—	—	—	(16,604)	—	(16,604)

Comprehensive income	—	—	—	—	—	—	—	372,321

Issuance of common stock for acquisitions (note 2)	4,641	4,641	95,835	—	—	—	—	100,476
Cash dividends declared - $.66 per share	—	—	—	—	—	—	(199,748)	(199,748)
Amortization of unearned compensation (note 14)	—	—	—	—	105	—	—	105
Stock options exercised (note 14)	2,534	2,534	25,536	—	—	—	—	28,070
Stock option tax benefit	—	—	12,348	—	—	—	—	12,348
Ownership change at majority-owned subsidiary	—	—	3,494	—	—	—	—	3,494
Treasury stock purchases	—	—	—	(112,655)	—	—	—	(112,655)
Issuance of stock options in connection with acquisition	—	—	—	—	(225)	—	—	(225)

Balance at December 31, 2003	307,748	$307,748	442,931	(113,940)	(266)	29,509	1,579,057	2,245,039
Net income	—	—	—	—	—	—	437,033	437,033
Other comprehensive loss, net of tax (note 9):
Net unrealized loss on cash flow hedges	—	—	—	—	—	(5,753)	—	(5,753)
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	(20,577)	—	(20,577)
Gain on foreign currency translation	—	—	—	—	—	5,724	—	5,724

Other comprehensive loss	—	—	—	—	—	(20,606)	—	(20,606)

Comprehensive income	—	—	—	—	—	—	—	416,427

Issuance of common stock for acquisitions (note 2)	5,478	5,478	151,700	—	—	—	—	157,178
Cash dividends declared - $.69 per share	—	—	—	—	—	—	(213,686)	(213,686)
Amortization of unearned compensation (note 14)	—	—	—	—	160	—	—	160
Stock options exercised (note 14)	2,405	2,405	21,060	—	—	—	—	23,465
Stock option tax benefit	—	—	12,705	—	—	—	—	12,705
Ownership change at majority-owned subsidiary	—	—	5	—	—	—	—	5
Treasury stock purchase	—	—	—	(4)	—	—	—	(4)
Issuance of common stock under commitment to charitable foundation	5	5	(5)	—	—	—	—	—

Balance at December 31, 2004	315,636	$315,636	628,396	(113,944)	(106)	8,903	1,802,404	2,641,289

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)
	Years Ended December 31,

	2004	2003	2002

Operating Activities
Net income	$437,033	388,925	365,347
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for losses on loans	75,319	71,777	65,327
Depreciation, amortization, and accretion, net	161,062	112,012	97,011
Equity in income of joint ventures	(23,736)	(17,810)	(20,581)
Deferred income tax expense	22,401	26,779	7,863
(Increase) decrease in interest receivable	(16,495)	1,466	8,842
Increase (decrease) in interest payable	3,007	(4,783)	(15,657)
Minority interest in subsidiaries’ net income	28,724	26,972	23,649
Decrease in mortgage loans held for sale	13,291	112,552	152,598
(Decrease) increase in billings in excess of costs and profits on uncompleted contracts	(17,573)	17,573	—
Gain on sale of banking locations	(15,849)	—	(15,388)
Impairment of developed software	10,059	—	—
Other, net	122,988	(10,418)	72,143

Net cash provided by operating activities	800,231	725,045	741,154

Investing Activities
Net cash (paid for) received in acquisitions	(37,172)	(66,204)	14,722
Net decrease (increase) in interest earning deposits with banks	70	632	(1,171)
Net decrease (increase) in federal funds sold and securities purchased under resale agreements	34,456	(47,978)	(56,439)
Proceeds from maturities and principal collections of investment securities available for sale	1,351,436	1,429,904	784,445
Proceeds from sales of investment securities available for sale	33,332	207,124	137,137
Purchases of investment securities available for sale	(1,491,355)	(1,900,237)	(973,246)
Net cash received on sale of banking locations	25,069	—	11,020
Net increase in loans	(2,598,559)	(1,426,471)	(1,832,284)
Purchases of premises and equipment	(111,396)	(184,226)	(145,008)
Proceeds from disposals of premises and equipment	3,061	2,681	11,165
Contract acquisition costs	(29,150)	(18,129)	(44,044)
Additions to licensed computer software from vendors	(57,302)	(47,312)	(37,020)
Additions to internally developed computer software	(5,224)	(17,689)	(29,451)

Net cash used in investing activities	(2,882,734)	(2,067,905)	(2,160,174)

Financing Activities
Net increase in demand and savings deposits	1,388,914	1,290,526	1,343,074
Net increase in certificates of deposit	803,208	32,029	203,924
Net (decrease) increase in federal funds purchased and securities sold under repurchase agreements	(192,229)	79,803	(70,192)
Principal repayments on long-term debt	(399,690)	(337,160)	(27,946)
Proceeds from issuance of long-term debt	655,727	511,362	213,133
Treasury stock purchased	(4)	(112,655)	—
Dividends paid to shareholders	(209,883)	(194,177)	(169,107)
Proceeds from issuance of common stock	23,465	28,070	19,047

Net cash provided by financing activities	2,069,508	1,297,798	1,511,933

(Decrease) increase in cash and cash equivalents	(12,995)	(45,062)	92,913
Cash and due from banks at beginning of year	696,030	741,092	648,179

Cash and due from banks at end of year	$683,035	696,030	741,092

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies
Business Operations
      The consolidated financial statements of Synovus include the accounts of Synovus Financial Corp. (Parent Company) and its consolidated subsidiaries, all but one of which were wholly-owned at December 31, 2004. Synovus provides integrated financial services including banking, financial management, insurance, mortgage, and leasing services through 40 wholly-owned affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida, and Tennessee. TSYS, an 81% owned subsidiary, provides electronic payment processing and related services to banks and other card-issuing institutions located in the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. TSYS offers merchant processing services to financial institutions and other organizations in Japan through its majority owned subsidiary, GP Network Corporation (GP Net). TSYS also provides back-end processing services for its joint venture, Vital Processing Services L.L.C. (Vital), to support merchant processing in the United States.
Basis of Presentation
      In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the period. Actual results could differ significantly from those estimates.
      Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses; the valuation of other real estate; the valuation of long-lived assets, goodwill, and other intangible assets; the determination of transaction processing provisions; and the disclosures for contingent assets and liabilities. In connection with the determination of the allowance for loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties and properties collateralizing impaired loans.
      The accounting and reporting policies of Synovus conform to accounting principles generally accepted in the United States of America and to general practices within the banking and electronic payment processing industries. All significant intercompany accounts and transactions have been eliminated in consolidation. The following is a description of the more significant of those policies.
Cash Flow Information
      For the years ended December 31, 2004, 2003, and 2002, income taxes of $191 million, $235 million, and $207 million, and interest of $299 million, $298 million, and $352 million, respectively, were paid.
      Loans receivable of approximately $11 million, $23 million, and $17 million were transferred to other real estate during 2004, 2003, and 2002, respectively.
Federal Funds Sold, Federal Funds Purchased, Securities Purchased Under Resale Agreements, and Securities Sold Under Repurchase Agreements
      Federal funds sold, federal funds purchased, securities purchased under resale agreements, and securities sold under repurchase agreements generally mature in one day.
Mortgage Loans Held for Sale
      Mortgage loans held for sale are carried at the lower of aggregate cost or fair value and adjusted for changes in fair value when forward sales commitments hedging the loans qualify for hedge accounting. Fair values are based upon quoted prices from secondary market investors. No valuation allowances were required at December 31, 2004 or 2003.
      The cost of mortgage loans held for sale is the mortgage note amount less discounts.
Investment Securities
      Available for sale securities are recorded at fair value. Fair value is determined at a specific point in time, based on quoted market prices. Unrealized gains and losses on securities available for sale, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders’ equity, within accumulated other comprehensive income, until realized.
      A decline in the market value of any available for sale security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.
      Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and prepayment assumptions. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the amortized cost of securities sold.

Notes to Consolidated Financial Statements

      Gains and losses on sales of investment securities are recognized on the settlement date, based on the amortized cost of the specific security. The financial statement impact of settlement date accounting versus trade date accounting is immaterial.
Loans and Interest Income
      Loans are reported at principal amounts outstanding less unearned income, net deferred fees, and the allowance for loan losses.
      Interest income on consumer loans, made on a discount basis, is recognized in a manner which approximates the level yield method. Interest income on substantially all other loans is recognized on a level yield basis.
      Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal, or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Interest is accrued on impaired loans as long as such loans do not meet the criteria for nonaccrual classification.
Allowance for Loan Losses
      The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Management’s evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risk within the loan portfolio. This analysis includes consideration of historical performance, current economic conditions, level of nonperforming loans, loan concentrations, and review of certain individual loans.
      Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks’ allowances for loan losses. Such agencies may require the subsidiary banks to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.
      Management, considering current information and events regarding a borrowers’ ability to repay its obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. If the loan is collateral-dependent, the fair value of the collateral less estimated selling costs is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.
      The accounting for impaired loans described above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment, and loans that are measured at fair value or at the lower of cost or fair value. The allowance for loan losses for loans not considered impaired and for large pools of smaller-balance, homogeneous loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, individual risk ratings, adequacy of the underlying collateral, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrowers’ ability to pay.
Premises and Equipment
      Premises and equipment, including leasehold improvements and purchased internal-use software, are reported at cost, less accumulated depreciation and amortization which are computed using the straight-line method over the estimated useful lives of the related assets.
Contract Acquisition Costs
      TSYS capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, primarily consisting of cash payments for rights to provide processing services and internal conversion costs, are amortized using the straight line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.
      The amortization of contract acquisition costs associated with cash payments is recorded as a reduction of electronic

Notes to Consolidated Financial Statements

payment processing services revenues in the consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the consolidated statements of income. TSYS evaluates the carrying value of contract acquisition costs for impairment for each customer on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.
      These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients, or if TSYS’ actual results differ from its estimates of future cash flows.
Computer Software
Licensed Computer Software:
      TSYS licenses software that is used in providing electronic payment processing and other services to clients. Licensed software is obtained through perpetual licenses and site licenses, and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. TSYS evaluates impairment losses on long-lived assets used in operations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
Software Development Costs:
      TSYS develops software that is used in providing electronic payment processing and other services to clients. Software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when TSYS has completed a detail program design and has determined that a product can be produced to meet its design specifications, including functions, features, and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. TSYS evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years, or (2) the ratio of current revenues to total anticipated revenue over its useful life.
      TSYS also develops software that is used internally. These software development costs are capitalized based upon the provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are capitalized once (a) the preliminary project stage is completed, (b) management authorizes and commits to funding a computer software project, and (c) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years.
      Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.
Transaction Processing Provisions
      TSYS has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of TSYS’ contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, TSYS takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in its contracts, progress towards milestones, and known processing errors not covered by insurance.
      These accruals are included in other liabilities in the consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.
Goodwill and Other Intangible Assets
      Goodwill and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

Notes to Consolidated Financial Statements

recoverable. With the exception of goodwill, recoverability of the intangible assets described below is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the amount of impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets based on the discounted expected future cash flows to be generated by the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell.
      Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies, was amortized using the straight-line method over periods of 5 to 40 years, until January 1, 2002. Synovus adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually.
      To test for goodwill impairment, Synovus identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Synovus then compares the carrying value of each unit to its fair value to determine whether impairment exists. No impairment losses have been recorded as a result of Synovus’ annual goodwill impairment analyses during the years ended December 31, 2004, 2003, and 2002.
      Identifiable intangible assets relate primarily to core deposit premiums, resulting from the valuation of core deposit intangibles acquired in business combinations or in the purchase of branch offices, and customer contract premiums resulting from the acquisition of investment advisory businesses. These identifiable intangible assets are amortized using accelerated methods over periods not exceeding the estimated average remaining life of the existing customer deposits or contracts acquired. Amortization periods range from 3 to 15 years. Amortization periods for intangible assets are monitored to determine if events and circumstances require such periods to be reduced.
Other Assets
      Other assets include interest receivable on loans, investment securities, and other interest-bearing balances. The accounting for other significant balances included in other assets is described below.
Investments in Company-Owned Life Insurance Programs:
      Premiums paid for company-owned life insurance programs are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the period is recorded as an adjustment of premiums paid in determining the expense or income to be recognized under the contract during the period. Income or expense from company-owned life insurance programs is included as a component of other operating income.
Investments in Joint Ventures:
      TSYS’ 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS’ 50% investment in Vital, a merchant processing operation headquartered in Tempe, Arizona.
Other Real Estate:
      Other real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is treated as a charge against the allowance for loan losses. Gain or loss on sale and any subsequent adjustments to the value are recorded as a component of non-interest expense.
Derivative Instruments
      In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, all derivative instruments are recorded on the balance sheet at their respective fair values.
      The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a

Notes to Consolidated Financial Statements

component of accumulated other comprehensive income (outside earnings), and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.
      As part of its overall interest rate risk management activities, Synovus utilizes interest rate related derivatives to manage its exposure to various types of interest rate risks. With the exception of commitments to fund and sell fixed-rate mortgage loans and derivatives utilized to meet the financing and interest rate management needs of its customers, all derivatives utilized by Synovus to manage its interest rate sensitivity are designed as either a hedge of a recognized fixed-rate asset or liability (a fair value hedge), or a hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability (cash flow hedge). Synovus does not speculate using derivative instruments.
      Synovus’ risk management policies emphasize the management of interest rate risk within acceptable guidelines. Synovus’ objective in maintaining these policies is to achieve consistent growth in net interest income while limiting volatility arising from changes in interest rates. Risks to be managed include both fair value and cash flow risks. Utilization of derivative financial instruments provides a valuable tool to assist in the management of these risks.
      Synovus utilizes interest rate swap agreements to hedge the fair value risk of fixed-rate balance sheet liabilities, primarily deposit liabilities. Fair value risk is measured as the volatility in the value of these liabilities as interest rates change. Interest rate swaps entered into to manage this risk are designed to have the same notional value, as well as similar interest rates and interest calculation methods. These agreements entitle Synovus to receive fixed-rate interest payments and pay floating-rate interest payments based on the notional amount of the swap agreements. Swap agreements structured in this manner allow Synovus to effectively hedge the fair value risks of these fixed-rate liabilities.
      Synovus is potentially exposed to cash flow risk due to its holding of loans whose interest payments are based on floating rate indices. Synovus monitors changes in these exposures and their impact on its risk management activities and uses interest rate swap agreements to hedge the cash flow risk. These agreements, whose terms are for up to five years, entitle Synovus to receive fixed-rate interest payments and pay floating-rate interest payments. The maturity date of the last agreement is October 10, 2006. These agreements allow Synovus to offset the variability of floating rate loan interest with the variable interest payments due on the interest rate swaps.
      Synovus utilizes forward starting swaps to hedge the cash flow risk of future interest payments on forecasted debt issuances. Upon the determination to issue debt, Synovus is potentially exposed to cash flow risk due to changes in market interest rates prior to the placement of the debt. Forward starting swaps allow Synovus to hedge this exposure. Upon placement of the debt, these swaps are cash settled concurrent with the pricing of the debt. The effective portion of any resulting payment or receipt from the settlement is amortized over the life of the debt issue as an adjustment to interest expense.
      By using derivatives to hedge fair value and cash flow risks, Synovus exposes itself to potential credit risk. This potential credit risk is equal to the fair or replacement values of the swaps if the counterparty fails to perform on its obligations under the swap agreements. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as other credit activities, by dealing with highly rated counterparties, and by obtaining collateral agreements for exposures above predetermined limits.
      Synovus also holds derivative instruments which consist of commitments to fund fixed-rate mortgage loans to customers (interest rate lock commitments) and forward commitments to sell mortgage-backed securities and individual fixed-rate mortgage loans. Synovus’ objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans and the mortgage loans that are held for sale. Both the interest rate lock commitments and the forward commitments are reported at fair value, with adjustments being recorded in current period earnings. Certain forward sales commitments are accounted for as hedges of mortgage loans held for sale.
      Synovus also enters into derivative financial instruments to meet the financing and interest rate risk management needs of its customers. Upon entering into these instruments to meet customer needs, Synovus enters into offsetting positions to minimize the risk to Synovus. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings.
Billings in Excess of Costs and Profits on Uncompleted Contracts
      When provisions for progress payments exist on long-term contracts accounted for under the percentage-of-com-

Notes to Consolidated Financial Statements

pletion method, TSYS includes amounts for contract billings that exceed accumulated contract revenues in billings in excess of costs and profits on uncompleted contracts.
Electronic Payment Processing Revenues
      TSYS’ electronic payment processing revenues are derived from long-term processing contracts with financial and non-financial institutions and are generally recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years.
Reimbursable Items
      Reimbursable items consist of out-of-pocket expenses which are reimbursed by TSYS’ customers. Postage is the primary component of these expenses.
Foreign Currency Translation
      TSYS maintains several different foreign operations whose functional currency is their local currency. The foreign currency-based financial statements of these subsidiaries and branches are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of TSYS’ foreign operations, net of tax, are accumulated as a component of accumulated other comprehensive income (loss).
      Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.
Income Taxes
      Synovus uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Synovus files a consolidated federal income tax return with its wholly-owned and majority-owned subsidiaries.
Stock-Based Compensation
      Synovus accounts for its fixed stock-based compensation in accordance with the provisions set forth in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. In accordance with APB Opinion No. 25, compensation expense is recorded on the grant date only to the extent that the current market price of the underlying stock exceeds the exercise price on the grant date.
      SFAS No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosures requirements using a fair value based method of accounting for stock-based compensation plans. As allowed by SFAS No. 123, Synovus has elected to apply the accounting method prescribed under APB Opinion No. 25, and has adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”
      Had Synovus determined compensation expense based on the fair value at the grant date for its stock options granted during the years 1997 through 2004 under SFAS No. 123, net income would have been reduced to the pro forma amounts indicated in the following table.

(In thousands, except	Years Ended December 31,
per share data)
	2004	2003	2002

Net income as reported	$437,033	388,925	365,347
Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(13,344)	(13,856)	(14,446)

Pro forma	423,689	375,069	350,901

Earnings per share:
Basic-as reported	$1.42	1.29	1.23
Basic-pro forma	1.38	1.24	1.18
Diluted-as reported	1.41	1.28	1.21
Diluted-pro forma	1.36	1.23	1.17

      The per share weighted average fair value of stock options granted during 2004, 2003 and 2002 was $7.36, $4.93, and $8.37, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk-free interest

Notes to Consolidated Financial Statements

rates of 4.5%, 3.2%, and 5.0%; expected volatility of 29%, 34%, and 34%; expected life of 6.5 years, 6.0 years and 6.6 years; and dividend yield of 2.6%, 3.3% and 2.4%.
Postretirement Benefits
      Synovus sponsors a defined benefit health care plan for substantially all of its employees and early retirees. The expected costs of retiree health care and other postretirement benefits are being expensed over the period that employees provide service.
Fair Value of Financial Instruments
      Fair value estimates are made at a specific point in time, based on relevant market information and other information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the entire holdings of a particular financial instrument. Because no market exists for a portion of the financial instruments, fair value estimates are also based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
      Fair value estimates are based on existing balance sheet financial instruments, without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes, premises and equipment, capitalized contract acquisition costs, computer software, investments in joint ventures, goodwill and other intangible assets. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.
Recently Issued Accounting Standards
      At the November 21, 2002 meeting of the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF), the EITF ratified as a consensus the tentative conclusions it reached at its October 25, 2002 meeting, regarding EITF Issue No. 00-21 (EITF No. 00-21), “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Those activities may involve the delivery or performance of multiple products, services, and/or rights to use assets, and performance may occur at different points in time or over different periods of time. The arrangements are often accompanied by initial installation, initiation, or activation services, and generally involve either a fixed fee or a fixed fee coupled with a continuing payment stream. The continuing payment stream generally corresponds to the continuing performance, and may be fixed, variable based on future performance, or composed of a combination of fixed and variable payments. EITF No. 00-21 addresses how to account for those arrangements, and was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may also elect to report the change in accounting as a cumulative effect adjustment, in which case disclosure should be made in periods subsequent to the date of initial application of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF No. 00-21 did not significantly impact Synovus’ financial condition or results of operations.
      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB issued Interpretation No. 46R, a revision of Interpretation No. 46. Interpretation No. 46R addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies to variable interests in variable interest entities that are special purpose entities for periods ended after December 15, 2003. For all other types of variable interest entities, application of Interpretation No. 46R is required for periods ended after March 15, 2004. For TSYS, which had a variable interest in a variable interest entity that was a special purpose entity, the interpretation would have applied in the first reporting period ended after December 15, 2003. On June 30, 2003, TSYS terminated the operating lease agreement and purchased the corporate campus for $93.5 million with a combination of $73.3 million in cash and funds from a long-term line of credit with a Synovus affiliate bank. Accordingly, the interpretation has not directly impacted Synovus’ financial statements to date.
      In April 2003, the FASB issued Statement No. 149 (SFAS No. 149), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activity.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The

Notes to Consolidated Financial Statements

adoption of SFAS No. 149 did not have a material impact on Synovus’ financial statements.
      On March 9, 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 105 (SAB 105), “Application of Accounting Principles to Loan Commitments.” SAB 105 summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. Synovus adopted the provisions of SAB 105 effective April 1, 2004 on a prospective basis. Upon adoption of SAB 105, Synovus modified the way in which it values its loan commitments to fund mortgage loans. The adoption of SAB 105 did not have a material impact on Synovus’ financial statements.
      On November 13, 2003, the Emerging Issues Task Force (EITF) issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This guidance was to be applied in other-than-temporary impairment evaluations performed in reporting periods beginning after June 15, 2004. Disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Financial Accounting Standards Board (FASB) Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” The disclosure requirements for all other investments are effective in annual financial statements for fiscal years ending after June 15, 2004. In September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1 which delays the effective date for the measurement and recognition guidance set forth in paragraphs 10-20 of EITF Issue No. 03-1 until additional implementation guidance is issued by the FASB. Synovus expects that the full adoption of EITF 03-1 will not have a material impact on its financial statements.
      In December 2003, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position No. 03-3 (SOP No. 03-3), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer or business combination if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in years beginning after December 15, 2004, with early adoption encouraged. Synovus has not determined the impact that SOP No. 03-3 will have on its financial statements and believes that such determination will not be meaningful until Synovus enters into a business combination with a financial institution and/or acquires a future loan portfolio.
      In December 2004, the FASB issued Statement No. 123R (SFAS No. 123R), “Share-Based Payment.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.
      SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The statement is effective for the first interim or annual period that begins after June 15, 2005. Synovus estimates that the adoption of this statement will result in an additional expense of approximately $5.7 million, net of tax, related to the expensing of unvested stock options. This additional expense will be recognized during the second half of 2005, after the adoption of SFAS No. 123R. Additionally, Synovus estimates that it will incur an expense of approximately $3.2 million, net of tax, during 2005 in conjunction with new restricted stock awards that will be granted in 2005. While stock options have been the primary method of equity-based compensation historically, going forward, restricted stock awards are expected to be Synovus’ primary method of equity-based compensation.
Reclassifications
      Certain amounts in 2003 and 2002 have been reclassified to conform with the presentation adopted in 2004.

Note 2	Business Combinations
      On January 30, 2004, Synovus acquired all the issued and outstanding common shares of Peoples Florida Banking Corporation (Peoples Bank), the parent company of Peoples Bank, headquartered in Palm Harbor, Florida. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of Peoples Bank

Notes to Consolidated Financial Statements

have been included in the consolidated financial statements beginning February 1, 2004.
      The aggregate purchase price was $78.4 million, consisting of 1,636,827 shares of Synovus common stock valued at $43.7 million, $32.1 million in cash, stock options valued at $2.6 million and $37 thousand in direct acquisition costs, (which consist primarily of external accounting fees). The value of the common stock issued was determined based on the average market price of Synovus’ common stock over the 2-day period before and after the terms of the acquisition were agreed to and announced. The fair value of the stock options was determined based on the Black-Scholes option pricing model.
      Of the $58.9 million of acquired intangible assets, $53.6 million was allocated to goodwill. The goodwill will not be deductible for tax purposes. The identifiable intangible asset consists of the core deposit premium, which has an estimated fair value of $5.3 million and a weighted average useful life of 10 years.
      Synovus has completed the purchase price allocation relating to the acquisition. The purchase price allocation is presented in the table below.

Peoples Florida Banking Corporation
(In thousands)
Cash and due from banks	$15,449
Investments	47,844
Federal funds sold	3,454
Loans, net	185,931
Premises and equipment	8,274
Core deposit premium	5,349
Goodwill	53,563
Other assets	4,125

Total assets acquired	323,989

Deposits	199,979
Federal funds purchased	28,765
Notes payable	15,237
Other liabilities	1,608

Total liabilities assumed	245,589

Net assets acquired	$78,400

      On June 1, 2004, Synovus acquired all the issued and outstanding common shares of Trust One Bank (Trust One) in Memphis, Tennessee. Trust One has six branches serving east Shelby County, Tennessee, which includes Germantown, Cordova, Collierville and east Memphis. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of Trust One have been included in the consolidated financial statements beginning June 1, 2004.
      The aggregate purchase price was $111.0 million, consisting of 3,841,302 shares of Synovus common stock valued at $107.7 million, approximately $3,000 in cash, stock options valued at $3.2 million and $126 thousand in direct acquisition costs (which consist primarily of external legal fees and accounting fees). The value of the common stock issued was determined based on the average market price of Synovus’ common stock over the 2-day period before and after the terms of the acquisition were agreed to and announced. The fair value of the stock options was determined based on the Black-Scholes option pricing model.
      Of the $80.8 million of acquired intangible assets, $72.9 million was allocated to goodwill. The goodwill will not be deductible for tax purposes. The identifiable intangible asset consists of the core deposit premium, which has an estimated fair value of $7.9 million and a weighted average useful life of 10 years.
      Synovus has completed the purchase price allocation relating to the acquisition. The purchase price allocation is presented in the table below.

Trust One Bank
(In thousands)
Cash and due from banks	$13,877
Investments	79,867
Federal funds sold	500
Mortgage loans held for sale	171
Loans, net	314,103
Premises and equipment	6,026
Core deposit premium	7,869
Goodwill	72,917
Other assets	17,437

Total assets acquired	512,767

Deposits	346,192
Federal funds purchased	16,657
Notes payable	30,017
Other liabilities	8,861

Total liabilities assumed	401,727

Net assets acquired	$111,040

      On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity). The aggregate purchase price was $53.0 million in cash and $515 thousand in direct acquisition costs. Clarity was renamed TSYS Prepaid, Inc. (TSYS Prepaid). TSYS is in the process of finalizing the

Notes to Consolidated Financial Statements

purchase price allocation and has preliminarily allocated approximately $40.9 million to goodwill, approximately $10.9 million to other intangibles and the remaining amount to the assets and liabilities acquired. Of the $10.9 million in intangibles, $8.5 million consists of computer software and the remaining amount relates to customer relationships and non-competition agreements. TSYS Prepaid is a leading provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. TSYS believes the acquisition of TSYS Prepaid enhances TSYS’ processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients.
      TSYS is in the process of completing the purchase price allocation relating to the acquisition. The preliminary purchase price allocation is presented below:

TSYS Prepaid, Inc.
(In thousands)
Cash and cash equivalents	$19,094
Computer software	8,500
Other intangible assets	2,400
Goodwill	40,931
Other assets	4,817

Total assets acquired	75,742
Other liabilities	22,227

Total liabilities assumed	22,227

Net assets acquired	$53,515

      Proforma information relating to the impact of these three acquisitions on Synovus’ consolidated financial statements, assuming such acquisitions had occurred at the beginning of the periods reported, is not presented as such impact is not significant.
      On February 27, 2003, Synovus acquired all the issued and outstanding common shares of FNB Newton Bankshares, Inc. (FNB), the parent company of First Nation Bank, headquartered in Covington, Georgia. The aggregate purchase price was $96.0 million, consisting of 2,253,627 shares of Synovus common stock valued at $46.4 million, $46.4 million in cash, stock options valued at $3.2 million, and $35 thousand in direct acquisition costs, primarily consisting of external legal and accounting fees.
      On February 28, 2003 Synovus acquired all the issued and outstanding common shares of United Financial Holdings, Inc. (United Financial), the parent company of United Bank and Trust Company, in St. Petersburg, Florida and United Bank of the Gulf Coast, in Sarasota, Florida. The aggregate purchase price was $85.3 million, consisting of 2,388,087 shares of Synovus common stock valued at $47.6 million, $34.0 million in cash, stock options valued at $3.5 million, and $215 thousand in direct acquisition costs, primarily consisting of external legal and accounting fees.
      On April 28, 2003, TSYS completed the acquisition of Enhancement Services Corporation (ESC) for $36.0 million in cash. TSYS has allocated approximately $26.0 million to goodwill, approximately $8.2 million to intangibles and the remaining amount to the net assets acquired. ESC provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States.
      On July 31, 2002, Synovus acquired all the issued and outstanding common shares of Community Financial Group, Inc. (Community Financial). Community Financial is the parent company of The Bank of Nashville, headquartered in Nashville, Tennessee. The aggregate purchase price was $87.0 million, consisting of 3,065,235 shares of Synovus common stock valued at $82.2 million, stock options valued at $4.7 million, and $49 thousand in direct acquisition costs, consisting primarily of external legal and accounting fees.
      On May 31, 2002, Synovus acquired all the issued and outstanding common shares of GLOBALT, Inc. (GLOBALT). GLOBALT is a provider of investment advisory services based in Atlanta, Georgia, offering a full line of distinct large cap and mid cap growth equity strategies and products. GLOBALT’s assets under management at June 1, 2002 were approximately $1.3 billion. GLOBALT now operates as a wholly-owned subsidiary of Synovus and as a part of the Synovus Financial Management Services unit. The aggregate purchase price was $20.0 million, consisting of 702,433 shares of Synovus common stock valued at $19.0 million, $0.9 million for forgiveness of debt, and $100 thousand in direct acquisition costs, consisting primarily of external legal and accounting fees. The terms of the merger agreement provide for contingent consideration based on a percentage of a multiple of earnings before interest, income taxes, depreciation, and other adjustments, as defined in the agreement (“EBT”) for each of the years ending December 31, 2004, 2005, and 2006. The contingent consideration is payable by February 15th of the year subsequent to the calendar year for which the EBT calculation is made. The fair value of the contingent consideration will be recorded as an addition to goodwill. On February 15, 2005, Synovus recorded additional consideration of $226 thousand, which was based on 4% of a multiple of GLOBALT’s EBT for the year ended December 31, 2004. The contingent consideration for the years ending December 31, 2005 and 2006 will be based on 7% and 14%, respectively, of a multiple of GLOBALT’s EBT for these periods.

Notes to Consolidated Financial Statements

      On March 1, 2005, TSYS acquired the remaining 50% equity stake in Vital Processing Services (Vital) from Visa U.S.A. for $95 million in cash. Vital is now a wholly-owned subsidiary of TSYS. The purchase of the remaining 50% interest in Vital provides TSYS greater synergies for its clients that service merchants who accept cards as payments and issue credit to their customers. Vital is the second-largest processor of merchant accounts in the United States, serving more than one million merchant locations.

Note 3	Investment Securities Available for Sale
      The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities available for sale at December 31, 2004 and 2003 are summarized as follows:

	December 31, 2004

		Gross	Gross	Estimated
(In thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Treasury and U.S. Government agencies	$1,312,599	2,911	(10,039)	1,305,471
Mortgage-backed securities	1,031,599	5,249	(10,124)	1,026,724
State and municipal	226,982	11,170	(320)	237,832
Equity securities	119,823	1,014	—	120,837
Other investments	4,814	28	(113)	4,729

Total	$2,695,817	20,372	(20,596)	2,695,593

	December 31, 2003

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Treasury and U.S. Government agencies	$1,343,535	13,794	(3,504)	1,353,825
Mortgage-backed securities	839,793	10,367	(3,153)	847,007
State and municipal	233,417	15,357	(36)	248,738
Equity securities	73,899	167	(159)	73,907
Other investments	5,774	123	(117)	5,780

Total	$2,496,418	39,808	(6,969)	2,529,257

      Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004, were as follows:

	December 31, 2004

	Less than 12 months		12 Months or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. Treasury and U.S. Government agencies	$948,246	(9,062)	36,023	(977)	984,269	(10,039)
Mortgage-backed securities	579,017	(7,870)	92,068	(2,254)	671,085	(10,124)
State and municipal	15,524	(316)	690	(4)	16,214	(320)
Equity securities	—	—	—	—	—	—
Other investments	1,557	(12)	507	(101)	2,064	(113)

Total	$1,544,344	(17,260)	129,288	(3,336)	1,673,632	(20,596)

      U.S. Treasury and U.S. Government agencies. The unrealized losses in this category consist primarily of unrealized losses in direct obligations of U.S. Government agencies and were caused by interest rate increases. Because Synovus has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, Synovus does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Notes to Consolidated Financial Statements

      Mortgage-backed securities. The unrealized losses on Synovus’ investment in U.S. government agency mortgage-backed securities were caused by interest rate increases. The contractual cash flows of the securities are guaranteed by an agency of the U.S. government. Because the decline in market value is attributable to changes in interest rates and not credit quality and because Synovus has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, Synovus does not consider these investments to be other-than-temporarily impaired at December 31, 2004.
      The amortized cost and estimated fair value by contractual maturity of investment securities available for sale at December 31, 2004 are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Amortized	Estimated
	Cost	Fair Value

U.S. Treasury and U.S. Government agencies:
Within 1 year	$129,786	130,009
1 to 5 years	962,033	955,939
5 to 10 years	174,569	173,949
More than 10 years	46,211	45,574

	$1,312,599	1,305,471

State and municipal
Within 1 year	$12,749	12,885
1 to 5 years	87,070	90,703
5 to 10 years	90,729	96,148
More than 10 years	36,434	38,096

	$226,982	237,832

Other investments:
Within 1 year	$3,335	3,252
1 to 5 years	1,371	1,375
5 to 10 years	—	—
More than 10 years	108	102

	$4,814	4,729

Equity securities	$119,823	120,837

Mortgage backed securities	$1,031,599	1,026,724

Total investment securities:
Within 1 year	$145,870	146,146
1 to 5 years	1,050,474	1,048,017
5 to 10 years	265,298	270,097
More than 10 years	82,753	83,772
Equity securities	119,823	120,837
Mortgage backed securities	1,031,599	1,026,724

	$2,695,817	2,695,593

      A summary of sales transactions in the investment securities available for sale portfolio for 2004, 2003, and 2002 is as follows:

		Gross	Gross
	Proceeds	Realized Gains	Realized Losses
(In thousands)
2004	$33,332	620	(545)
2003	$207,124	2,960	(469)
2002	$137,137	3,339	(701)

      At December 31, 2004 and 2003, investment securities with a carrying value of $2.1 billion and $2.0 billion, respectively, were pledged to secure certain deposits, securities sold under agreements to repurchase, and Federal Home Loan Bank advances, as required by law and contractual agreements.

Note 4	Loans
      Loans outstanding, by classification, are summarized as follows:

	December 31,
(In thousands)
	2004	2003

Commercial:
Commercial, financial, and agricultural	$5,050,713	4,632,507
Real estate-construction	5,173,275	3,958,649
Real estate-mortgage	6,116,308	5,095,247

Total commercial	16,340,296	13,686,403

Retail:
Real estate-mortgage	2,298,682	1,865,701
Consumer loans-credit card	270,412	252,287
Consumer loans-other	612,957	691,557

Total retail	3,182,051	2,809,545

Total loans	19,522,347	16,495,948

Unearned income	(41,951)	(31,034)

Total loans, net of unearned income	$19,480,396	16,464,914

Notes to Consolidated Financial Statements

      Activity in the allowance for loan losses is summarized as follows:

	December 31

	2004	2003	2002

	(In thousands)
Balance at beginning of year	$226,059	199,841	170,769
Allowance for loan losses of acquired/divested subsidiaries	5,615	10,534	7,967
Provision for losses on loans	75,319	71,777	65,327
Recoveries of loans previously charged off	9,720	8,112	7,039
Loans charged off	(50,968)	(64,205)	(51,261)

Balance at end of year	$265,745	226,059	199,841

      At December 31, 2004, the recorded investment in loans that were considered to be impaired was $99.2 million. Included in this amount is $58.9 million of impaired loans for which the related allowance is $22.3 million, and $40.3 million of impaired loans for which there is no related allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” At December 31, 2004, impaired loans in the amount of $53.0 million were on nonaccrual status.
      At December 31, 2003, the recorded investment in loans that were considered to be impaired was $101.8 million. Included in this amount was $44.3 million of impaired loans for which the related allowance was $12.0 million, and $57.5 million of impaired loans for which there was no related allowance determined in accordance with SFAS No. 114. At December 31, 2003, impaired loans in the amount of $36.1 million were on nonaccrual status.
      The allowance for loan losses on impaired loans was primarily determined using the fair value of the loans’ collateral, less estimated selling costs. The average recorded investment in impaired loans was approximately $107.0 million, $96.6 million, and $69.6 million for the years ended December 31, 2004, 2003, and 2002, respectively, and the related amount of interest income recognized during the period that such loans were impaired was approximately $2.9 million, $5.4 million, and $3.9 million for the years ended December 31, 2004, 2003, and 2002, respectively.
      Loans on nonaccrual status amount to $80.2 million, $67.2 million, and $66.3 million, at December 31, 2004, 2003, and 2002, respectively. If nonaccrual loans had been on a full accruing basis, interest income on these loans would have been increased by approximately $2.7 million, $2.7 million, and $2.5 million for the years ended December 31, 2004, 2003, and 2002, respectively.
      A substantial portion of the loans is secured by real estate in markets in which affiliate banks are located throughout Georgia, Alabama, Tennessee, South Carolina, and Florida. Accordingly, the ultimate collectibility of a substantial portion of the loan portfolio, and the recovery of a substantial portion of the carrying amount of real estate owned, are susceptible to changes in market conditions in these areas.
      In the ordinary course of business, Synovus’ affiliate banks have made loans to certain executive officers and directors (including their associates) of the Parent Company and its significant subsidiaries, as defined. Significant subsidiaries consist of Columbus Bank and Trust Company, Bank of North Georgia and The National Bank of South Carolina. Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers. The following is a summary of such loans outstanding and the activity in these loans for the year ended December 31, 2004.

(In thousands)
Balance at December 31, 2003	$194,475
Adjustment for executive officer and director changes	1,508

Adjusted balance at December 31, 2003	195,983
New loans	181,816
Repayments	(162,610)

Balance at December 31, 2004	$215,189

Note 5     Contract Acquisition Costs and Computer Software
      Capitalized contract acquisition costs, consisting of conversion costs and payments for processing rights at TSYS, net of accumulated amortization, were $132.4 million and $125.5 million at December 31, 2004 and 2003, respectively. Amortization expense related to contract acquisition costs was $24.9 million, $20.8 million, and $14.1 million, for the years ended December 31, 2004, 2003, and 2002, respectively. Aggregate estimated amortization expense of contract acquisition costs for the next five years is: $26.8 million in 2005, $23.6 million in 2006, $17.6 million in 2007, $16.4 million in 2008, and $15.4 million in 2009.
      The weighted average estimated useful lives of conversion costs was approximately 7.10 years as of December 31, 2004 with weighted average remaining useful lives of 4.78 years.

Notes to Consolidated Financial Statements

      The weighted average estimated useful lives of payments for processing rights was approximately 11.83 years as of December 31, 2004 with weighted average remaining useful lives of 6.76 years.
      The following table summarizes TSYS’ computer software at December 31, 2004 and 2003:

	2004	2003
(In thousands)
Licensed computer software	$383,371	324,117
TS2	33,049	33,049
Acquisition technology intangibles	12,200	3,700
Other capitalized software development costs	92,951	99,541

	521,571	460,407
Less accumulated amortization	(252,924)	(202,317)

Computer software, net	$268,647	258,090

      Amortization expense related to licensed and capitalized software development costs at TSYS was $50.6 million, $53.2 million, and $37.1 million for the years ended December 31, 2004, 2003, and 2002, respectively. Aggregate estimated amortization expense of computer software over the next five years is: $51.9 million in 2005, $51.7 million in 2006, $47.9 million in 2007, $42.2 million in 2008 and $35.6 million in 2009.
      The weighted average estimated useful lives of licensed computer software was approximately 6.80 years as of December 31, 2004 with weighted average remaining useful lives of 2.90 years.
      The weighted average estimated useful lives of acquisition technology intangibles was approximately 6.39 years at December 31, 2004 with weighted average remaining useful lives of 5.82 years.
      The weighted average estimated useful lives of capitalized software development costs was approximately 7.30 years at December 31, 2004 with weighted average remaining useful lives of 2.67 years.
      During 2004, TSYS changed its approach for entry into the Asia-Pacific market. As a result, TSYS recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. Additionally, other capitalized software development costs reflect a $1.4 million decrease related to the retirement of an asset during 2004 which was no longer in use and expensing of certain capitalized costs that were capitalized in prior periods.

Note 6	Other Intangible Assets and Other Assets
      Other intangible assets (excluding goodwill) as of December 31, 2004 and 2003 are presented in the following table:

	2004			2003
(In thousands)
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Other intangible assets:
Purchased trust revenues	$4,210	(1,006)	3,204	4,210	(725)	3,485
Acquired customer contracts	7,731	(2,536)	5,195	7,731	(1,253)	6,478
Employment contracts/non-competition agreements	1,091	(308)	783	491	(103)	388
Core deposit premiums	50,031	(21,915)	28,116	39,903	(19,523)	20,380
Intangibles associated with the acquisition of minority interest in TSYS	2,846	(474)	2,372	2,846	(190)	2,656
Customer relationships	1,800	(250)	1,550	—	—	—
Other	700	(292)	408	700	(117)	583

Total carrying value	$68,409	(26,781)	41,628	55,881	(21,911)	33,970

      Aggregate other intangible assets amortization expense (excluding goodwill) for the years ended December 31, 2004, 2003, and 2002 was $8.7 million, $6.2 million, and $2.2 million, respectively. Aggregate estimated amortization expense over the next five years is: $8.3 million in 2005, $7.3 million in 2006, $5.9 million in 2007, $4.3 million in 2008, and $3.9 million in 2009.
      Significant balances included in other assets are company-owned life insurance programs and TSYS’ investments in joint ventures.

Notes to Consolidated Financial Statements

      At December 31, 2004 and 2003, Synovus maintained certain company-owned life insurance programs with a carrying value of approximately $169.7 million and $160.2 million, respectively.
      Investments in joint ventures consist of TSYS’ 49% investment in TSYS de México and TSYS’ 50% investment in Vital. Both investments are accounted for using the equity method. Other assets include $54.4 million and $66.7 million in recorded balances related to these investments at December 31, 2004 and 2003, respectively.

Note 7	Interest Bearing Deposits
      A summary of interest bearing deposits at December 31, 2004 and 2003 is as follows:

	2004	2003
(In thousands)
Interest bearing demand deposits	$2,998,947	2,687,229
Money market accounts	4,869,200	4,057,545
Savings accounts	547,074	524,845
Time deposits under $100,000	2,180,245	2,269,679
Time deposits of $100,000 or more	4,644,094	3,568,744

Total interest bearing deposits	$15,239,560	13,108,042

      Interest expense on time deposits of $100,000 or more for the years ended December 31, 2004, 2003, and 2002 was $94.3 million, $94.2 million, and $102.1 million, respectively.
      The following table presents scheduled maturities of time deposits at December 31, 2004:

(In thousands)
Maturing within one year	$4,188,546
between 1 - 2 years	1,261,424
2 - 3 years	700,683
3 - 4 years	235,357
4 - 5 years	193,851
thereafter	244,478

$6,824,339

Note 8     Long-Term Debt and Short-Term Borrowings
      Long-term debt at December 31, 2004 and 2003 consists of the following:

	2004	2003
(In thousands)
Parent Company:
7.25% senior notes, due December 15, 2005, with semi-annual interest payments and principal to be paid at maturity	$200,000	200,000
4.875% subordinated notes, due February 15, 2013, with semi-annual interest payments and principal to be paid at maturity	300,000	300,000
LIBOR + 3.60% debentures, due December 23, 2031 with quarterly interest payments and principal to be paid at maturity (rate of 6.1% at December 31, 2004)	10,297	10,453
Hedge-related basis adjustment	2,906	—

Total long-term debt — Parent Company	513,203	510,453

Subsidiaries:
Federal Home Loan Bank advances with interest and principal payments due at various maturity dates through 2018 and interest rates ranging from 2.00% to 7.40% at December 31, 2004 (weighted average interest rate is 3.20% at December 31, 2004)	1,356,205	1,020,345
Other notes payable, capital leases and software obligations payable with interest and principal payments due at various maturity dates through 2008 and interest rates ranging from 2.6% to 18.0% at December 31, 2004	10,175	44,979

Total long-term debt — subsidiaries	1,366,380	1,065,324

Total long-term debt	$1,879,583	1,575,777

      The provisions of the loan and security agreements associated with some of the promissory notes place certain restrictions, within specified limits, on payments of cash dividends, issuance of additional debt, creation of liens upon property, disposition of common stock or assets, and investments in subsidiaries. As of December 31, 2004, Synovus and its subsidiaries were in compliance with the covenants of the loan and security agreements.
      The Federal Home Loan Bank advances are secured by certain loans receivable of approximately $2.5 billion, as well

Notes to Consolidated Financial Statements

as investment securities of approximately $174.0 million at December 31, 2004.
      Synovus has an unsecured line of credit with an unaffiliated bank for $60 million with an interest rate of 50 basis points above the short-term index, as defined. The line of credit requires an annual commitment fee of .125% on the average daily available balance and draws can be made on demand (subject to compliance with certain restrictive covenants). There were no advances outstanding at December 31, 2004 and 2003.
      Required annual principal payments on long-term debt for the five years subsequent to December 31, 2004 are shown on the following table:

	Parent
	Company	Subsidiaries	Total
(In thousands)
2005	$200,000	212,044	412,044
2006	—	576,135	576,135
2007	—	233,162	233,162
2008	—	59,539	59,539
2009	—	76,744	76,744

      The following table sets forth certain information regarding federal funds purchased and securities sold under repurchase agreements, the principal components of short-term borrowings.

	2004	2003	2002
(In thousands)
Balance at December 31,	$1,208,080	1,354,887	1,275,084
Weighted average interest rate at December 31,	1.95%	0.93%	1.20%
Maximum month end balance during the year	$1,749,923	1,459,818	1,493,466
Average amount outstanding during the year	$1,479,815	1,101,216	1,131,455
Weighted average interest rate during the year	1.30%	1.07%	1.65%

Note 9	Other Comprehensive Income (Loss)
      The components of other comprehensive income (loss) for the years ended December 31, 2004, 2003, and 2002, are as follows:

	2004			2003			2002

(In thousands)	Before-	Tax	Net of	Before-	Tax	Net of	Before-	Tax	Net of
	Tax	(Expense)	Tax	Tax	(Expense)	Tax	Tax	(Expense)	Tax
	Amount	or Benefit	Amount	Amount	or Benefit	Amount	Amount	or Benefit	Amount

Net unrealized loss on cash flow hedges	$(9,718)	3,965	(5,753)	(4,562)	1,789	(2,773)	(1,504)	513	(991)
Net unrealized gains (losses) on investment securities available for sale:
Unrealized gains (losses) arising during the year	(32,988)	12,457	(20,531)	(29,505)	11,313	(18,192)	25,412	(9,677)	15,735
Reclassification adjustment for (gains) losses realized in net income	(75)	29	(46)	(2,491)	959	(1,532)	(2,638)	1,016	(1,622)

Net unrealized gains (losses)	(33,063)	12,486	(20,577)	(31,996)	12,272	(19,724)	22,774	(8,661)	14,113
Foreign currency translation gains	8,893	(3,169)	5,724	9,379	(3,486)	5,893	5,728	(2,075)	3,653

Other comprehensive income (loss)	$(33,888)	13,282	(20,606)	(27,179)	10,575	(16,604)	26,998	(10,223)	16,775

      Cash settlements were $5.8 million, $7.6 million, and $6.3 million for the years ended December 31, 2004, 2003 and 2002, respectively, all of which were included in earnings. During 2004 and 2001, Synovus recorded cash settlements on terminated hedges of $313 thousand and $3.3 million, respectively, which were deferred and are being amortized into earnings over the shorter of the remaining contract life or the maturity of the designated asset as an adjustment to interest

Notes to Consolidated Financial Statements

income. There was one terminated cash flow hedge during 2004 and there were no terminated cash flow hedges during 2003 or 2002. The corresponding amortization on these settlements was approximately $456 thousand, $1.2 million and $1.0 million in 2004, 2003 and 2002, respectively. The change in unrealized gains (losses) on cash flow hedges was approximately ($9.3) million in 2004, ($3.4) million in 2003 and ($500) thousand in 2002.

Note 10	Earnings Per Share
      The following table displays a reconciliation of the information used in calculating basic and diluted earnings per share (EPS) for the years ended December 31, 2004, 2003, and 2002.

	2004				2003			2002

(In thousands,			Weighted			Weighted			Weighted
except per share data)	Net		Average	Net Income	Net	Average	Net Income	Net	Average	Net Income
	Income		Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share

Basic EPS	$437,033		307,262	$1.42	$388,925	302,010	$1.29	$365,347	297,325	$1.23
Effect of dilutive options	(247	)*	3,068			2,918			3,872

Diluted EPS	$436,786		310,330	$1.41	$388,925	304,928	$1.28	$365,347	301,197	$1.21

(*) Represents dilution from outstanding TSYS stock options which enable their holders to obtain TSYS common stock.

      The following represents options to purchase shares of Synovus common stock that were outstanding during the periods noted below, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares.

		Weighted Average
Quarter	Number	Exercise Price
Ended	of Shares	Per Share

December 31, 2004	2,637,150	$28.98
September 30, 2004	7,002,758	$27.34
June 30, 2004	7,046,977	$27.33
March 31, 2004	6,905,462	$27.37
December 31, 2003	2,609,500	$28.99
September 30, 2003	6,475,443	$27.13
June 30, 2003	11,401,281	$25.05
March 31, 2003	11,577,418	$25.02
December 31, 2002	11,687,175	$25.02
September 30, 2002	6,612,434	$27.45
June 30, 2002	2,637,500	$28.98
March 31, 2002	2,607,500	$28.99

Note 11	Derivative Instruments, Commitments and Contingencies
Derivative Instruments
      As part of its overall interest rate risk management activities, Synovus utilizes derivative instruments to manage its exposure to various types of interest rate risks. These derivative instruments consist of commitments to sell fixed-rate mortgage loans, interest rate swaps, and interest rate collars. The interest rate lock commitments made to prospective mortgage loan customers also represent derivative instruments since it is intended that such loans will be sold.
      At December 31, 2004, Synovus had commitments to fund fixed-rate mortgage loans to customers in the amount of $94.1 million. The fair value of these commitments at December 31, 2004 was $30 thousand.
      At December 31, 2004, outstanding commitments to sell fixed-rate mortgage loans amounted to approximately $133.7 million. Such commitments are entered into to reduce the exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding commitments to originate residential mortgage loans for resale.
      The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates that generally do not exceed 90 days. The fair value of outstanding commitments to sell mortgage loans at December 31, 2004 was an unrealized gain of $434 thousand.
      Synovus has entered into forward starting cash settled swaps to hedge the future interest payments on debt forecasted to be issued in 2005. At December 31, 2004, Synovus had forward starting cash settled swaps outstanding with a total notional amount of $200 million. Upon issuance of the debt in 2005, the interest rate swap contracts will be cash settled concurrent with the pricing of the debt. The effective portion of any payment or receipt resulting from the cash settlement of the swaps will be amortized over the life of the debt issue as an adjustment to interest expense. As of December 31, 2004, the forward starting cash settled swaps have been designated and qualify as effective hedges.

Notes to Consolidated Financial Statements

      Synovus also enters into derivative financial instruments to meet the financing and interest rate risk management needs of its customers. Upon entering into these instruments to meet customer needs, Synovus enters into offsetting positions in order to minimize the risk to Synovus. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. As of December 31, 2004, the notional amount of customer related derivative financial instruments was $347.5 million.
      Interest rate swap transactions generally involve the exchange of fixed and floating rate interest rate payment obligations without the exchange of underlying principal amounts. Entering into interest rate contracts involves not only interest rate risk, but also the risk of counterparties’ failure to fulfill their legal obligations. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.
      The receive fixed interest rate swap contracts at December 31, 2004 are being utilized to hedge $500 million in floating rate loans, and $477.5 million in fixed-rate liabilities.
      A summary of interest rate contracts and their terms at December 31, 2004 and 2003 is shown below. In accordance with the provisions of SFAS No. 133, the fair value (net unrealized gains and losses) of these contracts has been recorded on the consolidated balance sheet.
      Synovus expects to reclassify from accumulated other comprehensive income approximately $1.9 million as net-of-tax expense during the next twelve months, as the related payments for interest rate swaps and amortization of deferred gains(losses) are recorded.
      During 2004, Synovus terminated certain cash flow hedges which resulted in a net pre-tax gain of $313 thousand. During 2001, Synovus terminated certain cash flow hedges which resulted in a net pre-tax gain of $3.3 million. These gains have been included as a component of accumulated other comprehensive income and are being amortized over the shorter of the remaining contract life or the maturity of the designated asset as an adjustment to interest income. The remaining unamortized deferred gain balances at December 31, 2004 and 2003 were $206 thousand and $383 thousand, respectively. There were no terminated cash flow hedges during 2003 or 2002.

		Weighted		Weighted			Net
		Average	Weighted	Average			Unrealized
	Notional	Receive	Average Pay	Maturity	Unrealized	Unrealized	Gains
	Amount	Rate	Rate(*)	In Months	Gains	Losses	(Losses)

December 31, 2004
Receive fixed swaps:
Fair value hedges	$477,500	4.24%	2.33%	88	$3,435	(5,214)	(1,779)
Cash flow hedges	500,000	5.12%	5.25%	12	—	(4,090)	(4,090)

Sub total:	977,500	4.69%	3.83%	49	3,435	(9,304)	(5,869)
Forward starting swaps:
Cash flow hedges	200,000	—	—	123	293	(2,109)	(1,816)

Total	$1,177,500				$3,728	(11,413)	(7,685)

December 31, 2003
Receive fixed swaps:
Fair value hedges	$342,500	4.36%	1.16%	97	$2,087	(2,703)	(616)
Cash flow hedges	570,000	5.43%	4.00%	23	4,637	(1,280)	3,357

Total	$912,500	5.03%	2.94%	51	$6,724	(3,983)	2,741

(*)	Variable pay rate based upon contract rates in effect at December 31, 2004 and 2003.

Loan Commitments and Letters of Credit
      Synovus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit. These instruments involve, to

Notes to Consolidated Financial Statements

varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.
      The carrying amount of loan commitments and letters of credit closely approximates the fair value of such financial instruments. Carrying amounts include unamortized fee income and, in some instances, allowances for any estimated credit losses from these financial instruments. These amounts are not material to Synovus’ consolidated balance sheet.
      As of December 31, 2004, Synovus had standby and commercial letters of credit in the amount of $2.3 billion. The standby letters of credit are conditional commitments issued by Synovus to guarantee the performance of a customer to a third party. The approximate terms of these commitments range from one to five years. Collateral is required to support letters of credit in accordance with management’s evaluation of the creditworthiness of each customer.
      The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and standby and commercial letters of credit, is represented by the contract amount of those instruments. Synovus uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements.
      Loan commitments and letters of credit at December 31, 2004 include the following:

(In thousands)
Standby and commercial letters of credit	$2,318,394
Undisbursed construction loans	1,698,403
Unused credit card lines	1,200,934
Other loan commitments	3,482,486

Total	$8,700,217

Lease Commitments
      Synovus and its subsidiaries have entered into long-term operating leases for various facilities and computer equipment. Management expects that as these leases expire they will be renewed or replaced by similar leases.
      At December 31, 2004, minimum rental commitments under all such noncancelable leases for the next five years and thereafter are as follows:

(In thousands)
2005	$115,449
2006	110,308
2007	84,169
2008	46,095
2009	16,953
Thereafter	44,011

Total	$416,985

      Rental expense on computer equipment, including cancelable leases, was $97.1 million, $93.6 million, and $81.8 million for the years ended December 31, 2004, 2003, and 2002, respectively. Rental expense on facilities was $21.4 million, $18.3 million, and $15.3 million for the years ended December 31, 2004, 2003, and 2002, respectively.
Contractual Commitments
      In the normal course of its business, TSYS maintains long-term processing contracts with its clients. These processing contracts contain commitments, including but not limited to, minimum standards and time frames against which its performance is measured. In the event that TSYS does not meet its contractual commitments with its clients, TSYS may incur penalties and/or certain clients may have the right to terminate their contracts with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.
Legal Proceedings
      Synovus and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are not quantifiable, are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of Synovus if disposed of unfavorably.
      TSYS has received notification from the United States Attorneys’ Office for the Northern District of California that the United States Department of Justice is investigating whether TSYS and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation relates to the U.S. Postal Service’s Move Update

Notes to Consolidated Financial Statements

Requirements. In general, the Postal Service’s Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. In effect, these requirements provide, among other things, various procedures that may be utilized to maintain the accuracy of mailing lists in exchange for discounts on postal rates. TSYS has received a subpoena from the Office of the Inspector General of the U.S. Postal Service, and has produced documents responsive to the subpoena. TSYS continues to cooperate with the Department of Justice in the investigation and there can be no assurance as to the timing or outcome of the investigation, including whether the investigation will result in any criminal or civil fines, penalties, judgments or treble damages or other claims against TSYS. TSYS is not in a position to estimate whether or not any loss may arise out of this investigation. As a result, no reserve or accrual has been recorded in TSYS’ or Synovus’ financial statements relating to this matter.

Note 12	Regulatory Requirements and Restrictions
      The amount of dividends paid to the Parent Company from each of the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiary banks for payment in 2005, in the aggregate, without prior approval from the banking regulatory agencies, is approximately $295 million. In prior years, certain Synovus banks have received permission and have paid cash dividends to the Parent Company in excess of these regulatory limitations.
      Synovus is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Synovus must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require Synovus on a consolidated basis, and the Parent Company and subsidiary banks individually, to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets as defined, and of Tier I capital to average assets, as defined. Management believes that as of December 31, 2004, Synovus meets all capital adequacy requirements to which it is subject.
      As of December 31, 2004, the most recent notification from the Federal Reserve Bank of Atlanta categorized all of the subsidiary banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Synovus and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table shown below. Management is not currently aware of the existence of any conditions or events occurring subsequent to December 31, 2004 which would affect the well-capitalized classification.

Notes to Consolidated Financial Statements

      The following table summarizes regulatory capital information at December 31, 2004 and 2003 on a consolidated basis and for each significant subsidiary, as defined.

					To be Well
					Capitalized Under
			For Capital Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
(Dollars in thousands)
	2004	2003	2004	2003	2004	2003

Synovus Financial Corp.
Tier I capital	$2,369,332	2,091,755	943,991	802,052	n/a	n/a
Total risk-based capital	2,935,077	2,617,814	1,887,982	1,604,105	n/a	n/a

Tier I capital ratio	10.04%	10.43	4.00	4.00	n/a	n/a
Total risk-based capital ratio	12.44	13.06	8.00	8.00	n/a	n/a
Leverage ratio	9.78	10.09	4.00	4.00	n/a	n/a
Columbus Bank and Trust Company
Tier I capital	$1,014,308	916,246	196,739	181,847	295,108	272,770
Total risk-based capital	1,047,399	947,554	393,477	363,694	491,847	454,617

Tier I capital ratio	20.62%	20.15	4.00	4.00	6.00	6.00
Total risk-based capital ratio	21.30	21.84	8.00	8.00	10.00	10.00
Leverage ratio	20.70	21.83	4.00	4.00	5.00	5.00
The National Bank of South Carolina
Tier I capital	$276,365	229,302	116,854	101,378	175,281	152,067
Total risk-based capital	310,383	258,943	233,708	202,756	292,135	253,445

Tier I capital ratio	9.46%	9.05	4.00	4.00	6.00	6.00
Total risk-based capital ratio	10.62	10.22	8.00	8.00	10.00	10.00
Leverage ratio	8.70	8.32	4.00	4.00	5.00	5.00
Bank of North Georgia
Tier I capital	$243,906	156,642	107,778	66,405	161,667	99,608
Total risk-based capital	274,580	175,202	215,556	132,810	269,445	166,013

Tier I capital ratio	9.05%	9.44	4.00	4.00	6.00	6.00
Total risk-based capital ratio	10.19	10.55	8.00	8.00	10.00	10.00
Leverage ratio	9.55	9.72	4.00	4.00	5.00	5.00

Note 13	Employment Expenses and Benefit Plans
      Synovus generally provides noncontributory money purchase, profit sharing, and 401(k) plans, which cover all eligible employees. Annual discretionary contributions to these plans are set each year by the respective Boards of Directors of each subsidiary, but cannot exceed amounts allowable as a deduction for federal income tax purposes. Aggregate contributions to these money purchase, profit sharing, and 401(k) plans for the years ended December 31, 2004, 2003, and 2002 were approximately $57.8 million, $38.4 million, and $45.8 million, respectively.
      Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. TSYS has established director and employee stock purchase plans, modeled after Synovus’ plans, except that the funds are used to purchase outstanding shares of TSYS common stock. Synovus and TSYS contributed $10.3 million, $9.5 million, and $9.0 million, to these plans in 2004, 2003, and 2002, respectively.
      Synovus has entered into employment agreements with certain executive officers for past and future services which provide for current compensation in addition to salary in the form of deferred compensation payable at retirement or in the event of death, total disability, or termination of employment. The aggregate cost of these salary continuation plans and employment agreements is not material to the consolidated financial statements.

Notes to Consolidated Financial Statements

      Synovus provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost is not material to the consolidated financial statements.

Note 14	Stock-Based Compensation
      Synovus has various stock option plans under which the Compensation Committee of the Board of Directors has the authority to grant stock options to Synovus employees. At December 31, 2004, Synovus had 8,243,097 shares of its authorized but unissued common stock reserved for future grants under the stock option plans. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.
      Synovus has granted performance-accelerated stock options to certain key executives. The exercise price per share is equal to the fair market value at the date of grant. The options are exercisable in equal installments when the per share market price of Synovus common stock exceeds $40, $45, and $50. However, all options may be exercised after seven years from the grant date.
      Summary information regarding these performance-accelerated stock options is presented below. There were no performance-accelerated stock options granted during 2004, 2003, or 2002.

			Options
Year Options	Number of	Exercise Price	Outstanding
Granted	Stock Options	Per Share	at December 31, 2004

2000	4,100,000	$17.69 - $18.06	4,100,000
2001	2,600,000	28.99	2,600,000

     A summary of stock options outstanding as of December 31, 2004, 2003, and 2002 and changes during the years then ended is presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at beginning of period	25,473,518	$20.23	25,874,237	$19.59	25,578,818	$19.44
Options granted	2,724,306	26.03	2,242,276	19.21	2,336,548	25.46
Options assumed in connection with acquisitions	288,884	7.49	590,622	9.02	366,991	14.54
Options exercised	(2,495,858)	11.62	(2,730,176)	10.93	(1,989,814)	10.03
Options cancelled	(220,942)	23.25	(503,441)	19.94	(418,306)	20.72

Options outstanding at end of period	25,769,908	$21.51	25,473,518	$20.23	25,874,237	$19.59

Options exercisable at end of period	12,452,702	$19.88	12,722,235	$17.54	13,646,001	$16.47

      The following is a summary of stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

	Number of	Weighted Avg.	Weighted Average	Number of	Weighted Avg.
Range of Exercise Prices	Options	Remaining Term	Exercise Price	Options	Exercise Price

$ 1.75 - $ 4.71	76,220	2.8 years	$3.11	76,220	$3.11
$ 4.89 - $ 7.50	124,069	1.5 years	$6.21	124,069	$6.21
$ 7.83 - $11.51	397,725	4.0 years	$9.70	397,725	$9.70
$12.26 - $18.38	8,315,473	4.4 years	$17.17	4,215,473	$16.59
$18.69 - $27.98	14,245,921	6.3 years	$23.23	7,631,715	$22.61
$28.82 - $32.57	2,610,500	6.3 years	$28.99	7,500	$30.07

      In addition to the stock options described above, non-transferable, restricted shares of Synovus common stock have been awarded to certain key executives under key executive restricted stock bonus plans. The market value of the common stock at the date of issuance is included as a reduction of shareholders’ equity in the consolidated balance sheet and is amortized as compensation expense using the straight-line method over the vesting period of the awards. Aggregate compensation expense with respect to the foregoing Synovus restricted stock awards was approximately $55 thousand, $55 thousand, and $114 thousand for the years ended December 31, 2004, 2003, and 2002, respectively. Summary informa-

Notes to Consolidated Financial Statements

tion regarding outstanding restricted stock bonus plans at December 31, 2004 is presented below:

Year Awards	Market Value	Vesting
Granted	at Award Date	Period

2000	$97,646	5 years
2002	177,786	5 years

     The following table provides aggregate information regarding grants under all Synovus equity compensation plans through December 31, 2004.

(c)
	(a)	(b)	Number of shares
	Number of securities	Weighted-average	remaining available for
	to be issued	exercise price of	issuance excluding
	upon exercise of	outstanding	shares reflected
Plan Category(1)	outstanding options	options	in column (a)

Shareholder approved equity compensation plans(2)	25,073,417	$21.82	8,243,097	(3)
Non-shareholder approved equity compensation plans	—	—	—

Total	25,073,417	$21.82	8,243,097

(1) Does not include information for equity compensation plans assumed by Synovus in mergers. A total of 696,491 shares of common stock was issuable upon exercise of options granted under plans assumed in mergers and outstanding at December 31, 2004. The weighted average exercise price of all options granted under plans assumed in mergers and outstanding at December 31, 2004 was $10.28. Synovus cannot grant additional awards under these assumed plans.
(2) Does not include an aggregate of 1,339 shares of restricted stock which will vest over the remaining years through 2007.
(3) Includes 8,243,097 shares available for future grants as restricted stock awards under the 2002 Plan.

Note 15	Fair Value of Financial Instruments
      The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2004 and 2003. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.
      The carrying and estimated fair values relating to derivative instruments and off-balance sheet financial instruments are discussed in Note 11.
      Cash and due from banks, interest earning deposits with banks, and federal funds sold are repriced on a short-term basis; as such, the carrying value closely approximates fair value.
      The fair value of mortgage loans held for sale is based on quoted prices from secondary market investors.
      The fair value of loans is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, mortgage, home equity, credit card, and other consumer loans. Fixed rate commercial loans are further segmented into certain collateral code groupings. Mortgage loans are further segmented into fixed and adjustable-rate interest terms. Commercial, mortgage, and other consumer loans with adjustable interest rates are assumed to be at fair value. Home equity loans have adjustable interest rates and are, therefore, assumed to be at fair value. The fair value of fixed-rate loans is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan.
      The fair value of deposits with no stated maturity, such as non-interest bearing demand accounts, interest bearing demand deposits, money market accounts, and savings accounts, is estimated to be equal to the amount payable on demand as of that respective date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.
      Short-term debt that matures within ten days is assumed to be at fair value. The fair value of other short-term and long-term debt with fixed interest rates is calculated by discounting contractual cash flows using estimated market discount rates.

Notes to Consolidated Financial Statements

	2004		2003

(In thousands)	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Financial assets:
Cash and due from banks	$683,035	683,035	696,030	696,030
Interest earning deposits with banks	4,153	4,153	4,423	4,423
Federal funds sold and securities purchased under resale agreements	135,471	135,471	172,922	172,922
Mortgage loans held for sale	120,186	120,301	133,306	133,408
Investment securities available for sale	2,695,593	2,695,593	2,529,257	2,529,257
Loans, net	19,214,651	19,187,678	16,238,855	16,322,005
Financial liabilities:
Non-interest bearing deposits	3,337,908	3,337,908	2,833,567	2,833,567
Interest bearing deposits	15,239,560	15,236,498	13,108,042	13,243,424
Federal funds purchased and securities sold under repurchase agreements	1,208,080	1,208,080	1,354,887	1,354,887
Long-term debt	1,879,583	1,876,806	1,575,777	1,636,893

Note 16	Income Taxes
      For the years ended December 31, 2004, 2003, and 2002, income tax expense (benefit) consists of:

	2004	2003	2002

(In thousands)
Current:
Federal	$215,633	189,901	180,418
State	12,767	5,896	10,252
Foreign	1,447	—	—

	229,847	195,797	190,670

Deferred:
Federal	19,120	19,137	14,277
State	1,491	7,642	(6,414)
Foreign	1,790	—	—

	22,401	26,779	7,863

Total income tax expense	$252,248	222,576	198,533

Notes to Consolidated Financial Statements

      Income tax expense as shown in the consolidated statements of income differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following:

	2004	2003	2002

(Dollars in thousands)
Taxes at statutory federal income tax rate	$241,248	214,025	197,358
Tax-exempt income	(4,124)	(4,553)	(4,420)
State income taxes, net of federal income tax benefit	9,268	8,800	2,495
Minority interest	10,053	9,440	8,277
Tax credits	(1,980)	(2,403)	(4,042)
Other, net	(2,217)	(2,733)	(1,135)

Total income tax expense	$252,248	222,576	198,533

Effective income tax rate	36.60%	36.40	35.21

      At December 31, 2004 and 2003, Synovus had state income tax credit carryforwards of $7.7 million and $7.4 million, respectively. The credits will begin to expire in the year 2008. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets become deductible, management believes that it is more likely than not that Synovus will realize the benefits of these deductible differences, net of existing valuation allowances, at December 31, 2004. The valuation allowance for deferred tax assets was $1.9 million and $1.4 million at December 31, 2004 and 2003, respectively.
      For the year ended December 31, 2004, net deferred tax liabilities increased by $2.7 million as a result of the acquisitions of Peoples Bank, Trust One, and TSYS’ acquisition of Clarity. For the year ended December 31, 2003, net deferred tax liabilities increased by $6.4 million as a result of the acquisitions of FNB, United Financial and ESC. As discussed in Note 2, Synovus has accounted for these acquisitions under the purchase method of accounting.

Notes to Consolidated Financial Statements

      The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003

(In thousands)
Deferred income tax assets:
Provision for losses on loans	$107,808	93,930
Net operating loss and income tax credit carryforwards	20,485	8,096
Deferred compensation	5,299	2,423
Net unrealized loss on cash flow hedges	2,527	—
Net unrealized loss on investment securities available for sale	83	—
Other	15,209	18,492

Total gross deferred income tax assets	151,411	122,941
Less valuation allowance	(1,853)	(1,415)

Total net deferred income tax assets	$149,558	121,526

Deferred income tax liabilities:
Finance lease transactions	(29,250)	(17,697)
Differences in depreciation	(79,891)	(51,385)
Computer software development costs	(38,154)	(45,270)
Purchase accounting adjustments	(17,229)	(11,627)
Differences in revenue recognition	(11,374)	(7,738)
Foreign currency translation	(8,754)	(4,846)
Ownership interest in partnership	(6,062)	(4,071)
Net unrealized gain on cash flow hedges	—	(1,438)
Net unrealized gain on investment securities available for sale	—	(12,403)
Other	(17,439)	(10,016)

Total gross deferred income tax liabilities	(208,153)	(166,491)

Net deferred income tax liability	$(58,595)	(44,965)

Note 17     Operating Segments
      Synovus has two reportable segments: Financial Services and TSYS. The Financial Services segment provides financial services including banking, financial management, insurance, mortgage and leasing services through 40 wholly-owned affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida, and Tennessee. Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to banks and other card-issuing institutions in the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. The significant accounting policies of the segments are described in the summary of significant accounting policies. All inter-segment services provided are charged at the same rates as those charged to unaffiliated customers. Such services are included in the results of operations of the respective segments and are eliminated to arrive at consolidated totals.

Notes to Consolidated Financial Statements

     Segment information for the years ended December 31, 2004, 2003, and 2002, is presented in the following table.

		Financial
	Year	Services	TSYS(a)	Eliminations		Consolidated
(In thousands)
Interest income	2004	$1,159,020	1,348	(1,348	)(b)	1,159,020
	2003	1,061,522	747	(777	)(b)	1,061,492
	2002	1,054,307	1,958	(1,225	)(b)	1,055,040
Interest expense	2004	299,489	200	(1,348	)(b)	298,341
	2003	299,066	139	(777	)(b)	298,428
	2002	338,725	36	(1,225	)(b)	337,536
Net interest income	2004	859,531	1,148	—		860,679
	2003	762,456	608	—		763,064
	2002	715,582	1,922	—		717,504
Provision for losses on loans	2004	75,319	—	—		75,319
	2003	71,777	—	—		71,777
	2002	65,327	—	—		65,327
Net interest income after provision	2004	784,212	1,148	—		785,360
for losses on loans	2003	690,679	608	—		691,287
	2002	650,255	1,922	—		652,177
Total non-interest income	2004	327,441	1,212,414	(18,844	)(c)	1,521,011
	2003	311,023	1,074,457	(16,151	)(c)	1,369,329
	2002	269,194	979,900	(14,272	)(c)	1,234,822
Total non-interest expense	2004	621,674	985,535	(18,844	)(c)	1,588,365
	2003	575,407	862,887	(16,151	)(c)	1,422,143
	2002	515,518	798,224	(14,272	)(c)	1,299,470
Income before taxes	2004	489,979	228,026	(28,724	)(d)	689,281
	2003	426,295	212,178	(26,972	)(d)	611,501
	2002	403,931	183,598	(23,649	)(d)	563,880
Income tax expense	2004	175,039	77,209	—		252,248
	2003	151,709	70,867	—		222,576
	2002	140,625	57,908	—		198,533
Net income	2004	314,940	150,817	(28,724	)(d)	437,033
	2003	274,586	141,311	(26,972	)(d)	388,925
	2002	263,306	125,690	(23,649	)(d)	365,347
Total assets	2004	23,966,347	1,241,797	(157,966	)(e)	25,050,178
	2003	20,715,606	1,000,836	(83,813	)(e)	21,632,629
	2002	18,350,869	774,082	(88,705	)(e)	19,036,246

(a)	Includes equity in income of joint ventures which is included in non-interest income.

(b)	Primarily interest on TSYS’ cash deposits with the Financial Services segment.

(c)	Principally, electronic payment processing services and other provided by TSYS to the Financial Services segment.

(d)	Minority interest in TSYS and GP Network Corporation (a TSYS subsidiary).

(e)	Primarily, TSYS’ cash deposits with the Financial Services segment.

Notes to Consolidated Financial Statements

     Segment information for the changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are shown in the following table. There were no impairment losses for the years ended December 31, 2004 and 2003.

	Financial
	Services	TSYS	Consolidated
(In thousands)
Balance as of December 31, 2002	$95,489	3,619	99,108
Goodwill acquired	123,753	25,992	149,745
Other (*)	—	15	15

Balance as of December 31, 2003	$219,242	29,626	248,868
Goodwill acquired	126,480	40,931	167,411
Other (*)	—	4	4

Balance as of December 31, 2004	$345,722	70,561	416,283

(*)	Consists of foreign currency translation adjustments for GP Network Corporation.

Note 18	Condensed Financial Information of Synovus Financial Corp. (Parent Company only)

Condensed Balance Sheets	December 31,
(In thousands)
	2004	2003

Assets
Cash	$4,911	579
Investment in consolidated bank subsidiaries, at equity (including TSYS)	3,018,729	2,539,644
Investment in consolidated nonbank subsidiaries, at equity	29,698	30,707
Notes receivable from bank subsidiaries	27,278	108,837
Notes receivable from nonbank subsidiaries	1,630	731
Other assets	143,916	125,724

Total assets	$3,226,162	2,806,222

Liabilities and Shareholders’ Equity
Liabilities:
Long-term debt	$513,216	510,453
Other liabilities	71,657	50,730

Total liabilities	584,873	561,183

Shareholders’ equity:
Common stock	315,636	307,748
Surplus	628,396	442,931
Treasury stock	(113,944)	(113,940)
Unearned compensation	(106)	(266)
Accumulated other comprehensive income	8,903	29,509
Retained earnings	1,802,404	1,579,057

Total shareholders’ equity	2,641,289	2,245,039

Total liabilities and shareholders’ equity	$3,226,162	2,806,222

Notes to Consolidated Financial Statements

Condensed Statements of Income	Years ended December 31,
(In thousands)
	2004	2003	2002

Income:
Dividends received from bank subsidiaries (including TSYS)	$228,586	230,580	224,375
Information technology fees from affiliates	63,205	62,301	61,784
Securities gains (losses), net	—	(209)	3
Interest income	7,308	10,591	9,219
Other income	45,035	21,873	24,646

Total income	344,134	325,136	320,027

Expenses:
Interest expense	27,200	31,807	19,594
Other expenses	141,603	125,964	119,293

Total expenses	168,803	157,771	138,887

Income before income taxes and equity in undistributed income of subsidiaries	175,331	167,365	181,140
Allocated income tax benefit	(20,513)	(23,832)	(17,376)

Income before equity in undistributed income of subsidiaries	195,844	191,197	198,516
Equity in undistributed income of subsidiaries	241,189	197,728	166,831

Net income	$437,033	388,925	365,347

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows	Years ended December 31,
(In thousands)
	2004	2003	2002

Operating Activities
Net income	$437,033	388,925	365,347
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(241,189)	(197,728)	(166,831)
Depreciation, amortization, and accretion, net	17,365	16,428	17,124
Net increase (decrease) in other liabilities	20,784	5,469	(8,027)
Net increase in other assets	(15,522)	(23,762)	(16,969)
Other, net	(10,180)	2,871	11,563

Net cash provided by operating activities	208,291	192,203	202,207

Investing Activities
Net investment in subsidiaries	(73,920)	(52,864)	(71,176)
Purchase of treasury stock	(4)	(112,655)	—
Cash paid for acquisitions	(32,077)	(80,400)	—
Cash proceeds from sales of subsidiaries	26,164	5,181	19,258
Purchases of premises & equipment	(18,364)	(14,201)	(19,174)
Net decrease in short-term notes receivable from bank subsidiaries	81,559	9,212	20,789
Net (increase) decrease in short-term notes receivable from nonbank subsidiaries	(899)	1,634	(1,865)

Net cash used in investing activities	(17,541)	(244,093)	(52,168)

Financing Activities
Dividends paid to shareholders	(209,883)	(194,177)	(169,107)
Principal repayments on long-term debt	—	(81,959)	—
Proceeds from issuance of long-term debt	—	300,000	—
Proceeds from issuance of common stock	23,465	28,070	19,047

Net cash provided by (used in) financing activities	(186,418)	51,934	(150,060)

Increase (decrease) in cash	4,332	44	(21)
Cash at beginning of period	579	535	556

Cash at end of period	$4,911	579	535

      For the years ended December 31, 2004, 2003, and 2002, the Parent Company paid income taxes(net of refunds received) of $181 million, $175 million, and $168 million, and interest in the amount of $29 million, $26 million, and $19 million, respectively, each year.
      On April 14, 2003, the Synovus board of directors approved a two-year $200 million share repurchase plan. Through December 31, 2004, 5.5 million shares have been purchased under this plan at a total cost of $112.7 million.

Note 19     Supplemental Financial Data
      Components of other operating income and expenses in excess of 1% of total revenues for any of the respective years are as follows:

	Years ended December 31,

	2004	2003	2002
(In thousands)
Income:
Equity in income of joint ventures	$23,736	17,810	20,581
Expenses:
Stationery, printing, and supplies	33,273	34,128	33,476
Third-party processing services	30,057	27,518	26,805
Telephone and communications	22,791	20,811	21,839
Attorney commissions and court costs	33,930	12,433	—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Synovus Financial Corp.:
       We have audited the accompanying consolidated balance sheets of Synovus Financial Corp. and subsidiaries (Synovus) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of Synovus’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
       As discussed in Note 1 to the consolidated financial statements, Synovus changed its method of accounting for goodwill in 2002.
       We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Synovus’ internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Atlanta, Georgia
March 4, 2005

MANAGEMENT’S REPORT ON INTERNAL
CONTROL OVER FINANCIAL REPORTING
       The management of Synovus Financial Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.
       The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.
       In conducting the Company’s evaluation of the effectiveness of its internal control over financial reporting, the Company has excluded the following acquisitions completed by the Company in 2004: Peoples Florida Banking Corporation and Trust One Bank. Combined, these two acquisitions constituted 3.5% of consolidated assets as of December 31, 2004 and less than 1.5% of total revenues and net income for the year then ended. Please refer to Note 2 to the consolidated financial statements for further discussion of these acquisitions and their impact on Synovus’ consolidated financial statements.
       Based on our assessment, we believe that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on the criteria set forth in Internal Control – Integrated Framework.
       Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, the independent registered public accounting firm which also audited the Company’s consolidated financial statements. KPMG LLP’s attestation report on management’s assessment of the Company’s internal control over financial reporting appears on page F-38 hereof.

James H. Blanchard	Thomas J. Prescott
Chief Executive Officer	Executive Vice President &
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Synovus Financial Corp.:
       We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Synovus Financial Corp. and subsidiaries (Synovus) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Synovus’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Synovus’ internal control over financial reporting based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
       A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
       Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
       In our opinion, management’s assessment that Synovus maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Synovus maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

       Synovus acquired both Trust One Bank and Peoples Florida Banking Corporation during 2004. Management excluded from its assessment of the effectiveness of Synovus’ internal control over financial reporting as of December 31, 2004, Trust One Bank’s internal control over financial reporting and Peoples Florida Banking Corporation’s internal control over financial reporting associated with combined total assets of 3.5% of consolidated total assets of Synovus as of December 31, 2004 and combined total revenues and combined net income of less than 1.5% of consolidated total revenues and consolidated net income of Synovus for the year then ended. Our audit of internal control over financial reporting of Synovus also excluded an evaluation of the internal control over financial reporting of Trust One Bank and Peoples Florida Banking Corporation.
       We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Synovus as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 4, 2005 expressed an unqualified opinion on those consolidated financial statements.
Atlanta, Georgia
March 4, 2005

Selected Financial Data

	Years Ended December 31,

	2004	2003	2002	2001	2000
(Amounts in thousands, except per share data)
Income Statement:
Total revenues (a)	$2,381,615	2,129,902	1,949,688	1,792,286	1,626,966
Net interest income	860,679	763,064	717,504	629,791	562,332
Provision for losses on loans	75,319	71,777	65,327	51,673	44,341
Non-interest income	1,521,011	1,369,329	1,234,822	1,164,217	1,065,415
Non-interest expense	1,588,366	1,422,143	1,299,470	1,232,483	1,155,176
Net income	437,033	388,925	365,347	311,616	262,557
Per share data:
Net income - basic	1.42	1.29	1.23	1.07	0.93
Net income - diluted	1.41	1.28	1.21	1.05	0.92
Cash dividends declared	0.69	0.66	0.59	0.51	0.44
Book Value	8.52	7.43	6.79	5.75	4.98
Balance Sheet:
Investment securities	2,695,593	2,529,257	2,237,725	2,088,287	2,077,928
Loans, net of unearned income	19,480,396	16,464,914	14,463,909	12,417,917	10,751,887
Deposits	18,577,468	15,941,609	13,928,834	12,146,198	11,161,710
Long-term debt	1,879,583	1,575,777	1,336,200	1,052,943	840,859
Shareholders’ equity	2,641,289	2,245,039	2,040,853	1,694,946	1,417,171
Average total shareholders’ equity	2,479,404	2,166,777	1,855,492	1,548,030	1,303,634
Average total assets	23,275,001	20,412,853	17,414,654	15,375,004	13,466,385
Performance ratios and other data:
Return on average assets	1.88%	1.91	2.10	2.03	1.95
Return on average equity	17.63	17.95	19.69	20.13	20.14
Net interest margin, before fees (b)	3.92	3.90	4.27	4.28	4.36
Net interest margin, after fees (c)	4.22	4.26	4.65	4.65	4.70
Efficiency ratio (d)	52.06	53.34	52.07	53.80	55.35
Dividend payout ratio (e)	48.94	51.56	48.76	48.57	47.83
Average shareholders’ equity to average assets	10.65	10.61	10.65	10.07	9.68
Average shares outstanding, basic	307,262	302,010	297,325	290,304	283,552
Average shares outstanding, diluted	310,330	304,928	301,197	295,850	286,882

(a)	Consists of net interest income and non-interest income, excluding securities gains (losses).

(b)	Net interest margin before amortization of loan origination fees (net of amortization of loan origination costs).

(c)	Net interest margin including amortization of loan origination fees (net of amortization of loan origination costs).

(d)	For the Financial Services segment

(e)	Determined by dividing dividends declared per share (excluding pooled subsidiaries) by diluted net income per share.

Financial Review

Executive Summary
      The following financial review provides a discussion of Synovus’ financial condition, changes in financial condition, and results of operations as well as a summary of Synovus’ critical accounting policies. This section should be read in conjunction with the preceding audited consolidated financial statements and accompanying notes.
About Our Business
      Synovus is a diversified financial services holding company, based in Columbus, Georgia, with more than $25 billion in assets. Synovus operates two business segments: the Financial Services and the Transaction Processing Services (TSYS) segments. The Financial Services segment provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 40 affiliate banks and other Synovus offices in five southeastern states. At December 31, 2004, our affiliate banks ranged in size from $57 million to $4.5 billion in total assets. The Transaction Processing Services segment provides electronic payment processing services through our 81% owned subsidiary Total System Services, Inc. (TSYS), the world’s largest third party processor of international payments. Our ownership in TSYS gives us a unique mix: for 2004, 50% of our consolidated revenues and 28% of our net income came from TSYS.
Our Key Financial Performance Indicators
      In terms of how we measure success in our business, the following are our key financial performance indicators:
Financial Services

• Net Interest Margin	• Fee Income Growth
• Loan Growth	• Expense Management
• Credit Quality	• Deposit Growth
TSYS

• Revenue Growth	• Expense Management
2004 Financial Performance vs. 2003
Consolidated

•	Net income $437.0 million, up 12.4%

•	Diluted EPS $1.41, up 10.4%
Financial Services

•	Net interest margin before fees: 3.92%, up 2 basis points from 3.90% in 2003 (this measure is referred to below as “core net interest margin”)

•	Net interest margin after fees: 4.22%, down 4 basis points from 4.26% in 2003

•	Loan growth: 18% (15% excluding acquisitions and divestitures; this measure is referred to below as “organic loan growth”)

•	Credit quality: Ended the year in a very positive fashion:

•	Nonperforming assets (NPA) ratio of .52%, down from .58% at year-end 2003, and

•	Past dues over 90 days as a percentage of total loans of .09% compared to .13% at year-end 2003, and

•	Net charge-off ratio of .23%, compared to .36% for 2003.

•	Deposit growth: 17% (14% excluding acquisitions and divestitures)

•	Fee income growth: 5.3%

•	Net overhead ratio: Improved to 1.32% from 1.36% in 2003.

•	Net income growth: 14.7%
TSYS

•	Revenue growth before reimbursable items: 15.4%

•	Net income growth: 6.8%
      2004 was one of our strongest years, with successes on many fronts. We achieved a diluted earnings per share (EPS) growth of 10.4%, which was in the upper end of our initial earnings guidance of 8%-10% EPS growth. The key drivers were exceptionally strong organic loan growth of 15.4% for the year (compared to a target of 10%-12%) and outstanding credit quality with a net charge-off ratio of only .23% (compared to .36% last year and a goal of .30%), an NPA ratio of .52% at year-end (down from .58% a year ago and within our target of 0.45%-0.55%), and past dues greater than 90 days of only .09% at year-end (the lowest level in our history). Additionally, our asset-sensitive balance sheet began to experience some benefit from rising short-term rates, and we believe that we will continue to experience some benefit in this area in 2005. As we achieved our earnings targets, we funded our “at-risk” performance-based incentive compensation, which included a retirement plan contribution of 14% of eligible salaries for all team members. This resulted in an additional incentive compensation expense of approximately $19 million over the amount expensed in 2003.

Financial Review

      Reported total deposits increased by 16.5% over last year. Excluding the impact of acquisitions and divestitures, total deposits grew by 13.7%, while core deposits (total deposits excluding time deposits over $100,000) grew by 9.7% over 2003. While we experienced good deposit growth in 2004, one of our key areas of focus in 2005 will be to grow core deposits faster than loans. We believe that we have the opportunity to accelerate our retail deposit growth through a new approach — which will be a component of our Retail Strategy in 2005.
      Additionally, our Financial Services segment moved forward strategically by entering four new banking markets: the Memphis and Tampa Bay areas through acquisitions and Jacksonville and Savannah through the opening of a start-up bank and branch, respectively.
TSYS’ significant highlights for 2004 include:

•	Signing of a definitive agreement with JPMorgan Chase & Co. to service the combined card portfolios of Chase Card Services, the second-largest card issuer in the world

•	Completion of the conversion of the Bank One portfolio,

•	Bank of America selected TSYS to process the 11 million accounts acquired with its acquisition of FleetBoston Financial Corp.

•	Accounts on file processed on TSYS’ systems increased 30.5% to 357.6 million at December 31, 2004, compared to 273.9 million at December 31, 2003.
Critical Accounting Policies
      The accounting and financial reporting policies of Synovus conform to accounting principles generally accepted in the United States of America and to general practices within the banking and electronic payment processing industries. Following is a description of the accounting policies applied by Synovus which are deemed “critical.” In determining which accounting policies are critical in nature, Synovus has identified the policies that require significant judgment or involve complex estimates. The application of these policies has a significant impact on Synovus’ financial statements. Synovus’ financial results could differ significantly if different judgments or estimates are applied in the application of these policies.
Allowance for Loan Losses
      The allowance for loan losses is determined based on an analysis which assesses the risk within the loan portfolio. The two most significant judgments or estimates made in the determination of the allowance for loan losses are the risk ratings for loans in the commercial loan portfolio and the valuation of the collateral for loans that are classified as impaired loans.
Commercial Loans – Risk Ratings
      Commercial loans are assigned a risk rating on a 9 point scale. For commercial loans that are not considered impaired, the allocated allowance for loan losses is determined based upon the loss percentage factors that correspond to each risk rating. Commercial loans that are not impaired represent 83.2% of total loans at December 31, 2004. The corresponding allowance for these loans was $176.9 million. The rating process is subject to certain subjective factors and estimates. Synovus uses a well-defined risk rating methodology, and has established policies that require “checks and balances” to manage the risks inherent in estimating loan losses.
      The risk ratings are based on the borrowers’ credit risk profile, considering factors such as debt service history and capacity, inherent risk in the credit (e.g., based on industry type and source of repayment), and collateral position. Ratings 6 through 9 are modeled after the bank regulatory classifications of special mention, substandard, doubtful, and loss. Loss percentage factors are based on historical loss rates, bank regulatory guidance, and Synovus’ assessment of losses within each risk rating. The occurrence of certain events could result in changes to the loss factors. Accordingly, these loss factors are reviewed periodically and modified as necessary.
      Each loan is assigned a risk rating during the approval process. This process begins with a rating recommendation from the loan officer responsible for originating the loan. The rating recommendation is subject to approvals from other members of management and/or loan committees depending on the size and type of credit. Ratings are re-evaluated at least every twelve months in connection with the loan review process at each affiliate bank. Additionally, an independent holding company credit review function evaluates each affiliate bank’s risk rating process at least every twelve to eighteen months.
Collateral Valuation
      A majority of our impaired loans are collateral dependent. The allowance for loan losses on these loans is determined based upon fair value estimates (net of selling costs) of the respective collateral. The actual losses on these loans could differ significantly if the fair value of the collateral is different from the estimates used by Synovus in determining the allocated allowance. Most of our collateral-dependent impaired loans are secured by real estate. The fair value of these real estate properties is generally determined based

Financial Review

upon appraisals performed by a certified or licensed appraiser. Management also considers other factors or recent developments which could result in adjustments to the collateral value estimates indicated in the appraisals.
Loss Factors
      The allocated allowance for retail loans is generally determined by segregating the retail loan portfolio into pools of homogeneous loan categories. Loss factors applied to these pools are generally based on average historical losses for the previous two years and current delinquency trends. The occurrence of certain events could result in changes to the loss factors. Accordingly, these loss factors are reviewed periodically and modified as necessary.
Other
      Certain economic and interest rate factors could have a material impact on the determination of the allowance for loan losses and corresponding credit costs. The depth, duration, and dispersion of any economic recession all have an impact on the credit risk profile of the loan portfolio. Additionally, a rapidly rising interest rate environment could as well have a material impact on certain borrowers’ ability to pay.
Revenue Recognition
      TSYS’ electronic payment processing revenues are derived from long-term processing contracts with financial institutions and nonfinancial customers and are generally recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years in length.
      On March 3, 2003, TSYS announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS is to provide electronic payment processing services to Bank One’s credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provision of processing services, TSYS is to license a modified version of its TS2 consumer and commercial software to Bank One through a perpetual license with a six-year payment term. TSYS used the percentage-of-completion accounting method for its agreement with Bank One and recognized revenues in proportion to costs incurred. This agreement has been superseded by the agreement with Chase described below. TSYS’ revenues from Bank One were approximately 4.6% of total revenues for the year ended December 31, 2004.
      On October 13, 2004, TSYS finalized a definitive agreement with JP Morgan Chase & Co. (Chase) to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The agreement extends a relationship that started with TSYS and the former Bank One Corp. in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully and Bank One’s remaining accounts were converted to the TS2 processing platform during the fourth quarter of 2004, according to the project’s original schedule. Chase is expected to convert its consumer and commercial accounts to TS2 in the second half of 2005, after which TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to migrate the portfolio in-house, under a perpetual license of TS2 with a six-year payment term.
      As a result of the revised agreement with Chase, TSYS discontinued its use of the percentage of completion accounting method for the original agreement with Bank One. The revised agreement will be accounted for in accordance with the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force (EITF) 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” and other applicable guidance.
      TSYS recognizes software license revenue in accordance with Statement of Position No. (SOP)97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.
      When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined.

Financial Review

For license arrangements in which the fee is not fixed or determinable, the license revenue is recognized as payments become due.
      TSYS’ other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with TSYS’ long-term processing contracts. Revenue is recognized on these other services as the services are performed either on a per unit or a fixed price basis. TSYS uses the percentage-of-completion method of accounting for its fixed price contracts, and progress is measured by the percentage of costs incurred to date to estimated total costs for each arrangement. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined.
Contract Acquisition Costs
      TSYS capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, primarily consisting of cash payments for rights to provide processing services and internal conversion costs are amortized using the straight-line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.
      The amortization of contract acquisition costs associated with cash payments is recorded as a reduction of electronic payment processing services revenues in the consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the consolidated statements of income. TSYS evaluates the carrying value of contract acquisition costs for impairment for each customer on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.
      These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients, or if TSYS’ actual results differ from its estimates of future cash flows.
Software Development Costs
      In accordance with Financial Accounting Standards Board (FASB) Statement No. 86, “Computer Software to be Sold, Leased or Otherwise Marketed,” software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when TSYS has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. TSYS evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenues over its useful life.
      TSYS also develops software that is used internally. These software development costs are capitalized based upon Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are capitalized once (a) preliminary project stage is completed, (b) management authorizes and commits to funding a computer software project, and (c) it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to seven years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

Financial Review

Transaction Processing Provisions
      TSYS has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of TSYS’ contracts with large clients contain service level agreements, which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, TSYS takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in its contracts, progress towards milestones, and known processing errors not covered by insurance.
      These accruals are included in other liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other non-interest expense in the consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.
Acquisitions
      Table 1 summarizes the acquisitions completed during the past three years.

Table 1 Acquisitions
(Dollars in thousands)		Total	Shares
Company and Location	Date	Assets	Issued	Cash

Clarity Payment Solutions, Inc. (TSYS Prepaid, Inc.)	August 2, 2004	$76,000	—	$53,000
New York, New York
Trust One Bank	June 1, 2004	$513,000	3,841,302	$—
Memphis, Tennessee
Peoples Florida Banking Corporation	January 30, 2004	$324,000	1,636,827	$32,100
Palm Harbor, Florida
Enhancement Services Corporation	April 28, 2003	$43,230	—	$36,000
Roswell, Georgia
United Financial Holdings, Inc.	February 28, 2003	$490,000	2,388,087	$34,000
St. Petersburg, Florida
FNB Newton Bancshares, Inc.	February 27, 2003	$445,000	2,253,627	$46,408
Covington, Georgia
Community Financial Group, Inc.	July 31, 2002	$557,000	3,065,235	$—
Nashville, Tennessee
GLOBALT, Inc.	May 31, 2002	$23,000	702,433	$—
Atlanta, Georgia
This information is discussed in further detail in Note 2 of the consolidated financial statements.

      On March 1, 2005 TSYS acquired the remaining 50% equity stake in Vital Processing Services (Vital) from VISA U.S.A. Vital is now wholly-owned by TSYS. The purchase of the remaining 50% interest in Vital provides TSYS with greater synergies for its clients that service merchants who accept cards as payments and issue credit to their customers. It is expected that Vital will contribute approximately $0.03-$0.04 incrementally to TSYS’ earnings per share for 2005.
Earning Assets, Sources of Funds, and Net Interest Income
Earning Assets and Sources of Funds
      Average total assets for 2004 were $23.3 billion or 14.0% over 2003 average total assets of $20.4 billion. Average earning assets for 2004 were $20.6 billion, which represented 88.4% of average total assets. Average earning assets increased $2.5 billion, or 13.8%, over 2003. The $2.5 billion increase consisted primarily of a $2.3 billion increase in average net loans and a $296 million increase in average investment securities balances. The primary funding sources for this earning asset growth were a $2.0 billion increase in average deposits, a $380 million increase in federal funds purchased and securities sold under repurchase agreements, and an $80 million increase in other borrowed funds. Average shareholders’ equity for 2004 was $2.5 billion.
      For 2003, average total assets increased $3.0 billion, or 17.2% from 2002. Average earning assets for 2003 were $18.1 billion, which represented 88.6% of average total assets. For more detailed information on the average balance sheets

Financial Review

for the years ended December 31, 2004, 2003, and 2002, refer to Table 3.
Net Interest Income
      Net interest income (interest income less interest expense) is a major component of net income, representing the earnings of the primary business of gathering funds from deposit and other sources and investing those funds in loans and investment securities. Our long-term objective is to manage those assets and liabilities to maximize net interest income while balancing interest rate, credit, liquidity, and capital risks.
      Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from federal income taxes is adjusted based on a statutory marginal federal tax rate of 35% in all years (See Table 2). The net interest margin is defined as taxable-equivalent net interest income divided by average total interest earning assets and provides an indication of the efficiency of the earnings from balance sheet activities. The net interest margin is affected by changes in the spread between interest earning asset yields and interest bearing liability costs (spread rate), and by the percentage of interest earning assets funded by non-interest bearing liabilities.
      Net interest income for 2004 was a record $860.7 million, up $97.6 million, or 12.8%, from 2003. On a taxable-equivalent basis, net interest income was $867.6 million, up $97.2 million, or 12.6%, over 2003. During 2004, average interest earning assets increased $2.5 billion, or 13.8%, with the majority of this increase attributable to loan growth. Increases in the level of deposits and federal funds purchased were the primary funding sources for the increase in earning assets.
Net Interest Margin
      The net interest margin was 4.22% for 2004, down 4 basis points from 2003. This decrease resulted from a 24 basis point decrease in the yield on earning assets, which was partially offset by a 20 basis point decrease in the effective cost of funds, which includes non-interest bearing demand deposits.
      The primary earning assets of the Company, loans and investment securities, experienced declines in yields during 2004. Loan yields decreased 25 basis points, primarily due to the continued impact of the historically low interest rate environment on fixed rate loan yields and the continuation of a customer-driven shift in the loan portfolio to a higher percentage of variable rate loans. Due to customer demand, essentially all of the Company’s loan growth was in the form of variable rate loans, primarily indexed to the prime rate. Due to historically low rates and the steep yield curve that prevailed for most of 2004, these loans were generally lower yielding than fixed rate loans. Increases in the prime rate, which started in the middle of 2004, have begun to have a positive impact on the realized yields from the variable rate loan portfolio. Investment security yields declined 33 basis points, primarily due to the continued maturity and runoff of older, higher yielding securities. Reinvestment of these cash flows at lower yields has continued to have a negative impact on realized securities yields.
      The primary factors driving the 20 basis point decrease in the effective cost of funds were a 37 basis point decrease in the cost of time deposits and a 56 basis point decrease in the cost of other borrowed funds. Time deposits costs decreased as older, higher rate deposits matured and were renewed at lower yield levels. Other borrowed funds costs decreased due to the maturity of higher rate fixed rate borrowings and an increase in the utilization of variable rate borrowings. These variable rate borrowings have been utilized to better match the strong growth of our variable rate loan portfolio. Other borrowed funds costs were also favorably impacted by Synovus’ entering into a $100 million receive fixed pay floating interest rate swap to hedge a portion of its long-term debt. This transaction was completed in December 2003. In addition to these factors, the continued improvement in our deposit mix had a positive impact on the effective cost of funds. This improvement is primarily reflected in the strong growth of money market and demand deposit accounts.
      During the third quarter of 2004, Synovus reassessed the standard loan origination costs and methodology used in conjunction with its accounting for loan origination fees and costs. As part of this assessment, Synovus changed its methodology and now recognizes these costs netted against origination fees over the life of the respective loans as an adjustment of yield (interest income). Synovus had previously recognized fee income over the life of its loans after recognizing a portion of fee income upon loan origination to offset origination costs. The new methodology was implemented on a prospective basis during the fourth quarter of 2004. The change was not material to Synovus’ financial position, results of operations, or cash flows. The new methodology did however result in a decrease in general and administrative expenses of $9.2 million with a corresponding decrease (of approximately the same amount) in interest income and the net interest margin. This change in accounting methodology will continue to impact net interest income and the net interest margin in 2005.
      The net interest margin was 4.26% for 2003, down 39 basis points from 2002. This decrease resulted from a 91 basis point decrease in the yield on earning assets, which was partially offset by a 52 basis point decrease in the effective cost of funds, which includes non-interest bearing demand

Financial Review

deposits. The primary earning assets of the Company, loans and investment securities, experienced declines in yields during 2003. Loan yields decreased 82 basis points, primarily due to a 55 basis point decrease in the average prime rate and a customer-driven shift in the loan portfolio to a higher level of variable rate loans. Investment security yields declined 149 basis points, primarily due to lower reinvestment yields and a higher level of prepayments. High levels of prepayment activity resulted in accelerated premium amortization and a greater volume of funds to reinvest at lower yields, both of which had a negative impact on realized securities yields.

Table 2     Net Interest Income

	Years Ended December 31,
(In thousands)
	2004	2003	2002

Interest income	$1,159,020	1,061,492	1,055,040
Taxable-equivalent adjustment	6,960	7,388	7,265

Interest income, taxable-equivalent	1,165,980	1,068,880	1,062,305
Interest expense	298,341	298,428	337,536

Net interest income, taxable-equivalent	$867,639	770,452	724,769

Financial Review

Table 3	Consolidated Average Balances, Interest, and Yields

	2004			2003			2002

	Average		Yield/	Average		Yield/	Average		Yield/
(Dollars in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Interest earning assets:
Taxable loans, net(a)(b)	$17,881,572	1,048,337	5.86%	$15,556,295	948,351	6.10%	$13,312,986	920,595	6.92%
Tax-exempt loans, net(a)(b)(c)	71,394	4,257	5.96	69,924	4,950	7.08	67,759	4,609	6.80
Allowance for loan losses	(247,054)	—	—	(220,004)	—	—	(184,253)	—	—

Loans, net	17,705,912	1,052,594	5.94	15,406,215	953,301	6.19	13,196,492	925,204	7.01

Taxable investment securities	2,366,631	88,560	3.74	2,065,924	83,727	4.05	1,829,301	103,688	5.67
Tax-exempt investment securities(c)	230,815	16,268	7.05	235,401	16,920	7.19	233,537	17,167	7.35

Total investment securities	2,597,446	104,828	4.04	2,301,325	100,647	4.37	2,062,838	120,855	5.86

Interest earning deposits with banks	4,197	32	0.76	4,515	25	0.55	3,857	51	1.31
Federal funds sold and securities purchased under resale agreements	148,685	1,945	1.31	111,893	1,546	1.38	71,389	1,538	2.12
Mortgage loans held for sale	117,479	6,581	5.60	254,240	13,361	5.26	229,073	14,657	6.40

Total interest earning assets	20,573,719	1,165,980	5.67	18,078,188	1,068,880	5.91	15,563,649	1,062,305	6.82

Cash and due from banks	655,069			594,097			489,389
Premises and equipment, net	855,197			714,255			596,527
Other real estate	26,420			28,273			22,147
Other assets(d)	1,164,596			998,040			742,942

Total assets	$23,275,001			$20,412,853			$17,414,654

Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Interest bearing demand deposits	$2,762,104	16,764	0.61	$2,515,161	17,779	0.71	$2,035,917	19,532	0.96
Money market accounts	4,481,042	54,387	1.21	3,695,601	41,086	1.11	3,058,174	50,594	1.65
Savings deposits	548,736	1,002	0.18	502,246	1,243	0.25	446,205	2,431	0.54
Time deposits	6,212,872	144,131	2.32	5,848,271	157,453	2.69	5,346,391	188,099	3.52
Federal funds purchased and securities sold under repurchase agreements	1,479,815	19,286	1.30	1,101,216	11,829	1.07	1,131,455	18,639	1.65
Other borrowed funds	1,718,556	62,771	3.65	1,639,487	69,038	4.21	1,185,200	58,241	4.85

Total interest bearing liabilities	17,203,125	298,341	1.73	15,301,982	298,428	1.95	13,203,342	337,536	2.55

Spread rate			3.94%			3.96%			4.27%

Non-interest bearing demand deposits	3,048,465			2,501,539			1,983,131
Other liabilities	544,007			442,555			372,689
Shareholders’ equity	2,479,404			2,166,777			1,855,492

Total liabilities and shareholders’ equity	$23,275,001			$20,412,853			$17,414,654

Net interest income/margin		867,639	4.22%		770,452	4.26%		724,769	4.65%

Taxable-equivalent adjustment		(6,960)			(7,388)			(7,265)

Net interest income, actual		$860,679			$763,064			$717,504

(a)	Average loans are shown net of unearned income. Nonperforming loans are included.

(b)	Interest income includes amortization of loan origination fees (and net of amortization of loan origination costs beginning in the fourth quarter of 2004) as follows: 2004 - $60.4 million, 2003 - $65.7 million, 2002 - $59.7 million.

(c)	Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

(d)	Includes average net unrealized gains (losses) on investment securities available for sale of $12.6 million, $48.8 million, and $53.6 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Financial Review

Table 4     Rate/Volume Analysis

	2004 Compared to 2003			2003 Compared to 2002

(In thousands)
	Change Due to (a)			Change Due to (a)

		Yield/	Net		Yield/	Net
	Volume	Rate	Change	Volume	Rate	Change

Interest earned on:
Taxable loans, net	$141,842	(41,856)	99,986	155,237	(127,481)	27,756
Tax-exempt loans, net (b)	104	(797)	(693)	147	194	341
Taxable investment securities	12,179	(7,346)	4,833	13,417	(33,378)	(19,961)
Tax-exempt investment securities (b)	(330)	(322)	(652)	137	(384)	(247)
Interest earning deposits with banks	(2)	9	7	9	(35)	(26)
Federal funds sold and securities purchased under resale agreements	508	(109)	399	859	(851)	8
Mortgage loans held for sale	(7,194)	414	(6,780)	1,611	(2,907)	(1,296)

Total interest income	147,107	(50,007)	97,100	171,417	(164,842)	6,575

Interest paid on:
Interest bearing demand deposits	1,753	(2,768)	(1,015)	4,601	(6,354)	(1,753)
Money market accounts	8,718	4,583	13,301	10,518	(20,026)	(9,508)
Savings deposits	116	(357)	(241)	303	(1,491)	(1,188)
Time deposits	9,808	(23,130)	(13,322)	17,666	(48,312)	(30,646)
Federal funds purchased and securities sold under repurchase agreements	4,051	3,406	7,457	(499)	(6,311)	(6,810)
Other borrowed funds	3,329	(9,596)	(6,267)	21,354	(10,557)	10,797

Total interest expense	27,775	(27,862)	(87)	53,943	(93,051)	(39,108)

Net interest income	$119,332	(22,145)	97,187	117,474	(71,791)	45,683

(a)	The change in interest due to both rate and volume has been allocated to the rate component.

(b)	Reflects taxable-equivalent adjustments using the statutory federal income tax rate of 35% in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

Non-Interest Income
      Non-interest income consists of TSYS revenues as well as a wide variety of fee generating services from the Financial Services segment. Consolidated non-interest income was $1.52 billion, $1.37 billion, and $1.23 billion for the years ended December 31, 2004, 2003 and 2002, respectively. TSYS’ combined revenues represented 78.5% of consolidated non-interest income in 2004 compared to 77.3% in 2003.
      Non-interest income excluding reimbursable items totaled $1.3 billion in 2004, an increase of 12.9% from 2003. For 2003, non-interest income excluding reimbursable items was $1.1 billion, an increase of 14.0% from 2002. Revenues from electronic payment processing and other transaction processing services offered by TSYS were the largest contributors, increasing $130.8 million, or 15.9% in 2004, and increasing $102.6 million, or 14.3% in 2003 over the previous year. Financial Services’ non-interest income increased $16.4 million, or 5.3% in 2004, and $41.8 million or 15.5% in 2003. The increase in Financial Services’ non-interest income in 2004 was led by an increase in service charges on deposits.
Transaction Processing Services:
      TSYS’ revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS’ services are provided through TSYS’ cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. TSYS currently offers merchant services to financial institutions and other organizations in Japan through its majority owned subsidiary, GP Network Corporation (GP Net). TSYS also provides back-

Financial Review

end processing services for its joint venture, Vital, to support merchant processing in the United States.
      The following table summarizes TSYS’ accounts on file at December 31, 2004, 2003, and 2002.

Accounts on File (AOF) Information				Percent Change
(in millions)
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002

At December 31	357.6	273.9	245.9	30.5%	11.4%
YTD Average	303.1	262.6	232.1	15.4	13.1

Major Customers
      A significant amount of TSYS revenues is derived from long-term contracts with large clients, including certain major customers. On January 25, 2005 TSYS announced that it had extended its agreement with one of its major customers, Bank of America, for an additional five years through 2014. The expanded relationship covers all Visa and Mastercard consumer and commercial card accounts issued by Bank of America as well as the recently acquired portfolio of FleetBoston. Bank of America accounted for approximately 18.5%, 18.2% and 18.6% of TSYS’ total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. The loss of Bank of America, or any other major or significant client, could have a material adverse effect on TSYS’ financial position, results of operations and cash flows.
      TSYS has a long-term processing relationship with Providian Financial Corporation (Providian), one of the largest bankcard issuers in the nation, until 2011. Providian accounted for approximately 8.0%, 10.4% and 13.3% of TSYS’ total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in revenues from Providian is the result of a change in the types of services TSYS offers to Providian, such as statements and card personalization, as well as the decrease in the number of accounts TSYS processed. The loss of Providian, or any other major or significant client, could have a material adverse effect on TSYS’ financial position, results of operations and cash flows.
      TSYS works to maintain a large and diverse customer base across various industries. In addition to its two major customers, TSYS has other large clients representing a significant portion of its total revenues. The loss of any one of TSYS’ large clients could have a material adverse effect on TSYS’ financial position, results of operations and cash flows.
International Revenue
      Total revenues from clients based in Europe were $101.6 million for 2004, a 48.1% increase over the $68.6 million in 2003, which was a 25.6% increase over the $54.6 million in 2002. The growth in revenues in 2004 from clients based in Europe was a result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.
      Total revenues from clients based in Mexico were $11.2 million for 2004, a 64.2% decrease from the $31.4 million for 2003, which was a 7.5% increase from the $29.2 million in 2002. During 2003, TSYS’ largest client in Mexico notified TSYS that the client would be utilizing its internal global platform and deconverted in the fourth quarter of 2003. This client represented approximately 70% of TSYS’ revenues from Mexico. Another Mexican client notified TSYS of its intentions to utilize its internal global platform and deconverted in mid-2004. This client represented approximately 21% of TSYS’ revenues from Mexico prior to the deconversions. As a result, management expects electronic payment processing revenues for 2005 from Mexico will decrease when compared to electronic payment processing revenues from Mexico for 2004.
Value Added Products and Services
      TSYS’ electronic payment processing services revenues are also impacted by the use of optional value added products and services of TSYS’ processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services are included mainly in electronic payment processing services revenue.
      For the years ended December 31, 2004, 2003 and 2002, value added products and services represented 13.8%, 14.1% and 12.7% of total revenues, respectively. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 10.8%, or $16.0 million, for 2004 compared to 2003 and increased 22.1%, or $26.8 million, for 2003 compared to 2002.
Electronic Payment Processing Revenues
      Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value and commercial card accounts. Due to the number of cardholder accounts processed by TSYS and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow.

Financial Review

      Electronic payment processing services revenues increased 11.5%, or $80.4 million, for the year ended December 31, 2004, compared to the year ended December 31, 2003, which increased 14.4%, or $88.2 million, compared to the year ended December 31, 2002.
      On March 3, 2003, TSYS announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS is to provide electronic payment processing services to Bank One’s credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provisions of processing service, TSYS is to license a modified version of its TS2 consumer and commercial software to Bank One under a perpetual license with a six-year payment term. This agreement has been superseded by the agreement with Chase described below. TSYS used the percentage-of-completion accounting method for its agreement with Bank One and recognized revenues in proportion to costs incurred. TSYS’ revenues from Bank One were less than 10% of TSYS’ total revenues in 2004 and 2003, respectively.
      On January 20, 2004, Circuit City Stores, Inc. (Circuit City) announced an agreement to sell its private-label credit card business to Bank One. TSYS has a long-term agreement with Circuit City until April 2006. On July 1, 2004, Bank One and Chase merged under the name Chase.
      On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The agreement extends a relationship that started with TSYS and the former Bank One Corp. in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully and Bank One’s remaining accounts were converted to the modified TS2 processing platform during the fourth quarter of 2004, according to the project’s original schedule. Chase is expected to convert its consumer and commercial accounts to modified TS2 in the second half of 2005, after which TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version TS2 with a six-year payment term.
      As a result of the new agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One. The revised agreement is accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” and other applicable guidance.
      TSYS expects that the 2005 impact of the agreement on TSYS’ earnings per share will be $0.05-$0.06 and the 2006 impact will be $0.06-$0.07. Beyond 2006, the annual EPS impact of the agreement will depend upon Chase Card Services’ decision to continue the processing agreement or to exercise its option to license the software.
      In October 2003, Circuit City announced that it had sold its Visa and MasterCard portfolio, which includes credit card receivables and related cash reserves to FleetBoston. On March 31, 2004 Bank of America acquired FleetBoston.
      In July 2003, Sears and Citigroup announced an agreement for the sale by Sears to Citigroup of the Sears credit card and financial services businesses. Sears and Citigroup are both clients of TSYS, and TSYS considers its relationships with both companies to be very positive. TSYS and Sears are parties to a 10-year agreement, which was renewed in January of 2000, under which TSYS provides transaction processing for more than 86.0 million Sears accounts. During the year ended December 31, 2004, TSYS’ revenues from the agreement with Sears represented less than 10% of TSYS’ consolidated revenues. The agreement includes provisions for termination for convenience prior to its expiration upon the payment of a termination fee. The agreement with Sears also grants to Sears the one-time right to market test TSYS’ pricing and functionality after May 1, 2004. Potential results of such market test, in which TSYS would be a participant, include continuation of the processing agreement under its existing terms, continuation of the processing agreement under mutually agreed modified terms, or termination of the processing agreement after May 1, 2006 without a termination fee. The impact of the transaction between Sears and Citigroup on the financial position, results of operations and cash flows of TSYS cannot be determined at this time.
      Revenues associated with ProCard are included in electronic payment processing services. These services include providing customized, Internet, Intranet and client/server software solutions for commercial card management programs. Revenues from these services increased 11.3% to $24.7 million in 2004, compared to $22.2 million in 2003, which increased 23.0% compared to $18.0 million in 2002.
      On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity). Clarity was renamed TSYS Prepaid, Inc. (TSYS Prepaid). TSYS Prepaid is a leading provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. For the year ended December 31, 2004, TSYS revenues in-

Financial Review

clude $8.2 million related to revenues from TSYS Prepaid and are included in electronic payment processing services.
Other Transaction Processing Services Revenue
      Revenues associated with TSYS’ wholly owned subsidiaries, Columbus Depot Equipment Company (CDEC), Columbus Productions, Inc. (CPI), TSYS Total Debt Management, Inc. (TDM) and Enhancement Services Corporation (ESC) are included in other transaction processing services revenue.
      On April 28, 2003 TSYS completed the acquisition of ESC. For the year ended December 31, 2004, other transaction processing services revenue included $21.5 million related to ESC’s revenues compared to $11.9 million for 2003.
      Other transaction processing services revenue increased $50.4 million, or 41.8%, in 2004, compared to 2003. In 2003, other transaction processing services revenue increased $14.4 million, or 13.6%, compared to 2002. Other transaction processing services revenue increased primarily as a result of increased debt collection services performed by TDM and the revenues associated with ESC.
Equity in Income of Joint Ventures
      TSYS’ share of income from its equity in joint ventures was $23.7 million, $17.8 million, and $20.6 million for 2004, 2003, and 2002, respectively. The increase in 2004 was primarily the result of improvements in Vital’s operating results from increased volumes. The decrease in 2003 is primarily attributable to the decrease in Vital’s operating results as a result of pricing concessions and charges associated with an executive’s retirement and termination of Vital’s stock-based compensation plans. These amounts are reflected as a component of other operating income in the consolidated statements of income.
Financial Services:
      Financial Services’ total non-interest income was $327.4 million, $311.0 million, and $269.2 million for the years ended December 31, 2004, 2003, and 2002, respectively. Table 5 shows the principal components of Financial Services’ non-interest income.
      Service charges on deposits represent the single largest fee income component for Financial Services. Service charges on deposits totaled $121.1 million in 2004, an increase of 12.8% from the previous year, and $107.4 million in 2003, an increase of 14.3% from 2002. The main factors that contributed to the increase in service charges over the last two years were increases in the number of individual and commercial accounts, transaction volume growth, growth related to the new addition of new products, and the effect of pricing increases in certain service charges.
      Fiduciary and asset management fees are derived from providing estate administration, employee benefit plan administration, personal trust, corporate trust, investment management and financial planning services. At December 31, 2004 and 2003, the market value of assets under management was approximately $10.1 billion and $9.7 billion, respectively. Assets under management increased 3.7% due to appreciation in the equity markets as well as net new business. Assets under management consist of all assets where Synovus has investment authority as well as our proprietary mutual funds. Assets under advisement were approximately $2.6 billion and $2.0 billion at December 31, 2004 and 2003, respectively. Assets under advisement consist of non-managed assets as well as non-custody assets where Synovus earns a consulting fee. Assets under advisement increased 33.0% over 2003. Total assets under management and advisement by Synovus grew to $12.7 billion in 2004 from $11.7 billion in 2003 or 8.7%. The increase in fiduciary and asset management fees is primarily due to higher market values of equity securities for 2004 compared to a year ago, as well as the addition of $1.7 billion in new assets during 2004. This increase in fees was partially offset by a $1.2 million decrease in fees for 2004 related to certain divestitures completed in the second half of 2003 and first quarter of 2004.
      At December 31, 2003 and 2002, the market value of total assets under management and advisement was approximately $11.7 billion and $8.9 billion, respectively. These assets increased 30.7% due to appreciation in the equity markets as well as net new business. Fiduciary and asset management fees were impacted by lower average market values of equity securities during 2003 compared to 2002. Most of the impact of the lower market values of managed assets was offset by the addition of $1.5 billion in new assets during 2003. Additionally, these fees increased by $1.9 million compared to 2002 due to the acquisition of GLOBALT, Inc. in the second quarter of 2002.
      Brokerage and investment banking revenue was $21.7 million in 2004, a 6.3% increase over the $20.5 million in 2003. Brokerage assets were $3.1 billion and $2.8 billion as of December 31, 2004 and 2003, respectively. The increase in revenue was mainly driven by an increase in the amount of fee-based assets held versus assets in traditional brokerage accounts.
      Brokerage revenue for 2003 benefited from growth in equity and fixed income sales along with increased advisory fees on fee-based assets. Total brokerage and investment banking revenue for 2003 was $20.5 million, up 8.6% over 2002.

Financial Review

      Mortgage banking income was $26.3 million in 2004, a 55.1% or $32.3 million decrease from 2003 levels. Mortgage production volume was $1.4 billion in 2004, compared to $2.7 billion in 2003. The decrease was expected and consistent with industry averages as mortgage refinancing activity declined significantly during 2004.
      Total mortgage banking income for 2003 benefited from record-low interest rates, which generated substantial mortgage refinancing activity. Total mortgage banking income for 2003 was $58.6 million, up 41.9% over 2002 levels. Total mortgage production volume was $2.7 billion, up from $2.2 billion in 2002. Secondary marketing gains were $24.9 million in 2003, compared to $13.2 million in 2002. The increase in secondary marketing gains was primarily due to the increase in demand which resulted in more favorable pricing.
      Other fee income includes fees for letters of credit, safe deposit box fees, access fees for automatic teller machine use, official check issuance fees, and other miscellaneous fee-related income. For the years ended December 31, 2004 and 2003, $3.1 million and $2.8 million of the total increase, respectively, was due to increases in letter of credit fees.
      Other operating income was $55.2 million in 2004, compared to $32.4 million in 2003. The main components of other operating income are income from company-owned life insurance policies, insurance commissions, and other items discussed below.
      Other operating income includes pre-tax gains from the sales of banking locations of $15.8 million in 2004 and $15.4 million in 2002. These sales have resulted from Synovus’ strategic market repositioning by exiting certain low growth markets and reinvesting these resources into higher growth markets. In 2002, other operating income included a $10.0 million pre-tax gain from the sale of the Star System ATM network, which represented our ownership interest in the network.

Table 5	Non-Interest Income - Financial Services Segment

	2004	2003	2002
(In thousands)
Service charges on deposits	$121,103	107,404	93,969
Fiduciary and asset management fees	43,757	39,922	36,131
Brokerage and investment banking revenue	21,748	20,461	18,840
Mortgage banking income	26,300	58,633	41,323
Credit card fees	30,025	26,044	22,469
Securities gains, net	75	2,491	2,638
Other fee income	29,227	23,682	20,494
Other operating income	55,206	32,386	41,685

Total non-interest income before impairment loss on private equity investment	327,441	311,023	277,549
Impairment loss on private equity investment	—	—	(8,355)

Total non-interest income	$327,441	311,023	269,194

Non-Interest Expense
      Management analyzes non-interest expense in two separate components: Financial Services and Transaction Processing Services. Table 6 summarizes this data for the years ended December 31, 2004, 2003, and 2002.
Financial Services:
2004 vs. 2003
      Reported total non-interest expense for the Financial Services segment increased $46.3 million or 8.0% over 2003. The single largest factor impacting the year-over-year growth relates to acquisitions and divestitures completed during the years of 2004 and 2003. Total non-interest expense, excluding the amounts related to acquisitions and divestitures completed in 2004 and 2003, increased by $32.4 million or 5.7% compared to 2003. The core infrastructure expenses within the support units (primarily human resources, technology, and corporate overhead) increased by approximately 4.6% over the prior year. The remainder of the increase was primarily in the sales and production areas of the highest growth banking markets.

Financial Review

      Total employees were 6,450 at December 31, 2004, up 48 from 6,402 employees at December 31, 2003. Excluding the impact of new markets and divestitures, total employees decreased from the prior year by 89.
      Total salaries and other personnel expense increased $24.3 million or 7.1% in 2004 compared to 2003. This category is impacted by certain items as follows:

•	Total performance-based incentive compensation was approximately $27.1 million in 2004, an $18.8 million increase from 2003 levels;

•	Total mortgage banking unit salaries and other personnel expenses (excluding performance-based incentive compensation) were $23.1 million in 2004, a $10.1 million decrease from 2003;

•	The total increase related to the net effect of acquisitions and divestitures completed in 2004 and 2003 was $5.1 million;

•	The change in methodology for recording loan origination fees and costs (described in the section titled “Earning Assets, Sources of Funds, and Net Interest Income”) resulted in a decrease in salaries and other personnel expense of $9.2 million. This amount consists of the total deferred loan origination costs for 2004.
      Net occupancy and equipment expense increased $6.3 million or 8.3% during 2004. Approximately $1.2 million of the total increase was related to the net effect of acquisitions and divestitures completed in 2004 and 2003. Additionally, rent expense increased by approximately $2.1 million during 2004.
      Other operating expenses increased $15.7 million or 9.8% over 2003. Approximately $3.0 million of the total increase was related to the net effect of acquisitions and divestitures completed in 2004 and 2003. The 2004 amounts also reflect an estimated loss in the amount of $8.1 million related to credit card charge-backs that have not been recovered.
      The efficiency ratio (non-interest expense divided by the sum of federal taxable equivalent net interest income and non-interest income excluding net securities gains) was 52.06% for 2004 compared to 53.34% in 2003. The net overhead ratio (non-interest expense less non-interest income - excluding net securities gains divided by total average assets) improved to 1.32% for the year compared to 1.36% for 2003.
      During 2005, Synovus will incur incremental expenses related to its Retail Strategy of approximately $3 million. This amount represents a partial year cost as the expenses will be incurred gradually beginning in 2005. The total incremental annual expense related to our Retail Strategy is estimated at $7 million. These costs consist primarily of training, advertising, promotions, sales incentives, as well as depreciation and maintenance expense related to new capital expenditures. Synovus will also invest approximately $6 million in 2005 in the form of additional capital expenditures at our retail locations. A majority of these expenditures will be related to renovations, redesign, and new equipment for our 281 existing bank branches. These capital expenditures are in addition to our new technology platform, S-Link. Through December 31, 2004, the total capital expenditures related to S-Link are approximately $10 million.
2003 vs. 2002
      Non-interest expense increased $59.9 million, or 11.6% in 2003 over 2002. Salaries and other personnel expenses increased $35.8 million or 11.8%. Approximately $13.7 million of the total increase was related to net effect of acquisitions and divestitures completed in 2003 and 2002. The remaining increase related primarily to normal merit and promotional salary adjustments.
      Net occupancy and equipment expense increased $6.6 million or 9.6% during 2003. Approximately $3.9 million of the total increase was related to the net effect of acquisitions and divestitures completed in 2003 and 2002. Additionally, software maintenance contracts expense increased by approximately $1.0 million during 2003.
      Other operating expenses increased $17.5 million or 12.3% during 2003. The increase was impacted by approximately $10.0 million in incremental costs related to acquisitions and divestitures completed in 2003 and 2002, as well as expenses and net loss associated with foreclosed real estate properties in 2003.
Transaction Processing Services:
      During 2004, TSYS’ operating expenses as a percentage of revenues increased to 76.9%, compared to 75.1% and 75.7% for 2003 and 2002, respectively. Operating expenses increased in 2004 as compared to 2003 primarily due to the increase in costs associated with TSYS Total Debt Management Inc.’s (TDM) debt collection arrangement, increased performance-based incentive benefit accruals and the write-off of TSYS’s double-byte software development project.
      Salaries and other personnel expense increased 10.6% in 2004 over 2003, compared to 9.4% in 2003 over 2002. A significant portion of TSYS’ operating expenses relates to salaries and other personnel costs. During 2004, the average number of employees increased to 5,594 compared to 5,494 in 2003 and 5,267 in 2002. The majority of the increase in the

Financial Review

number of employees in 2004 as compared to 2003 is a result of the acquisition of TSYS Prepaid offset by the workforce reduction announced in February 2004. The majority of the increase in the number of employees for 2003 compared to 2002 related to the acquisition of ESC and the opening of a programming center in Boise, Idaho. The change in total employment costs consists of increases of $16.3 million, $16.1 million and $53.1 million in 2004, 2003 and 2002, respectively, associated with the growth in the number of employees, normal salary increases and related employee benefits. These increases were net of $14.0 million, $32.6 million and $42.9 million in 2004, 2003 and 2002, respectively, invested in software development and contract acquisition costs. The growth in employment expenses is also impacted by the accrual for performance-based incentives. For the years ended December 31, 2004, 2003 and 2002, TSYS had accrued $22.5 million, $8.4 million and $17.4 million, respectively, of performance-based incentives.
      Net occupancy and equipment expense increased 16.4% in 2004 over 2003, compared to 17.6% in 2003 over 2002. Depreciation and amortization expense increased $3.9 million, or 5.2%, to $80.0 million for the year ended December 31, 2004, compared to $76.1 million for the year ended December 31, 2003, which increased $17.8 million, or 30.6%, from $58.3 million for the year ended December 31, 2002. Amortization expense of licensed computer software decreased by $3.4 million or 8.4% in 2004 over 2003. Amortization expense of licensed computer software increased by $10.9 million in 2003 as TSYS expanded it processing capacity. TSYS has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity. Amortization expense of developed software increased $815,000 for the year ended December 31, 2004, as compared to the prior period in 2003, as a result of developed software placed in service in 2003. The increase was offset by some of TSYS’ developed software becoming fully amortized in 2004. Amortization expense of developed software in 2003 increased $5.3 million as a result of developed software placed in service during 2002.
      During 2004, TSYS decided to change its approach for entry into the Asia-Pacific market. As a result, TSYS recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project.
      Due to rapidly changing technology in computer equipment and software, TSYS’ equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $88.7 million for the year ended December 31, 2004, an increase of $2.8 million, or 3.5%, compared to $85.9 million for the year ended December 31, 2003, an increase of $11.0 million, or 14.6%, compared to $74.8 million for the year ended December 31, 2002. TSYS’ equipment and software rentals increased in 2004 due to expanding processing capacity and transition costs associated with the opening of its new data centre in Europe. TSYS’ equipment and software rentals increased in 2003 as a result of expanding processing capacity and converting clients to TS2.
      In July 2003, TSYS announced plans to build a state-of-the-art data centre in Knaresborough, England to accommodate future client growth and to prepare for its corporate expansion throughout Europe. In October 2004, TSYS announced the completion of its 53,000 square-foot data centre. The centre replaced TSYS’ leased data centre in Harrogate, England.
      Other operating expenses increased 48.8% in 2004 compared to 2003, and increased 12.6% in 2003 compared to 2002. Other operating expenses were impacted by the court costs associated with a new debt collection arrangement entered into by TDM, amortization of contract acquisition costs, the provision for bad debt expense, and the provision for transaction processing accruals. As a result of a new debt-collection agreement with an existing client in 2003, TSYS recognized approximately $33.9 million and $12.4 million of court costs and attorney commissions in operating expense for the years ended December 31, 2004 and 2003, respectively, that it expects to recover in future periods. Amortization of contract acquisition costs associated with conversions was $11.2 million, $7.7 million and $3.5 million in 2004, 2003 and 2002, respectively.
      Other operating expenses also include charges for processing errors, contractual commitments and bad debt expense. Management’s evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses.
      For 2004, 2003 and 2002, transaction processing provisions were $9.9 million, $3.4 million and $6.5 million, respectively. For the years ended December 31, 2004 and 2003, TSYS had recoveries of bad debt expense of $1.1 million and $1.0 million, respectively, and for the year ended December 31, 2002, TSYS had provisions for bad debt expense of $2.7 million.

Financial Review

Table 6     Non-Interest Expense

	2004 (*)		2003 (*)		2002 (*)

		Transaction		Transaction		Transaction
(In thousands)	Financial	Processing	Financial	Processing	Financial	Processing
	Services	Services	Services	Services	Services	Services

Salaries and other personnel expense	$364,514	367,881	340,219	332,616	304,422	303,972
Net occupancy and equipment expense	82,156	239,534	75,841	205,845	69,214	174,967
Other operating expenses	175,004	147,732	159,347	99,261	141,882	88,186

Total non-interest expense before reimbursable items	$621,674	755,147	575,407	637,722	515,518	567,125

(*)	The added totals are greater than the consolidated totals due to inter-segment balances which are eliminated in consolidation.

Investment Securities Available for Sale
      The investment securities portfolio consists of debt and equity securities classified as available for sale. Investment securities provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance the interest rate risk of its loan and deposit portfolios. At December 31, 2004, approximately $2.1 billion of these investment securities were pledged as required collateral for certain deposits, FHLB advances, and repurchase agreements. See Table 8 for maturity and average yield information of the investment securities portfolio.
      The investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the inherent mismatch between the loan and deposit portfolios. Due to strong loan demand at subsidiary banks, there is little need for investment securities to augment income or utilize unpledged deposits. As such, the investment securities are primarily U.S. Government agencies and Government agency sponsored mortgage-backed securities, both of which have a high degree of liquidity and limited credit risk. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow pass-through of principal and interest. At December 31, 2004, substantially all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by Federal agencies.
      As of December 31, 2004 and 2003, the estimated fair value of investment securities as a percentage of their amortized cost was 100.0% and 101.3%, respectively. The investment securities portfolio had gross unrealized gains of $20.4 million and gross unrealized losses of $20.6 million, for a net unrealized loss of $224 thousand as of December 31, 2004. As of December 31, 2003, the investment securities portfolio had a net unrealized gain of $32.8 million. Shareholders’ equity included a net unrealized gain of $141 thousand and $20.4 million on the available for sale portfolio as of December 31, 2004 and 2003, respectively.
      During 2004, the average balance of investment securities increased to $2.60 billion, compared to $2.30 billion in 2003. Synovus earned a taxable-equivalent rate of 4.04% and 4.37% for 2004 and 2003, respectively, on its investment securities portfolio. For the years ended December 31, 2004 and 2003, average investment securities represented 12.6% and 12.7%, respectively, of average interest earning assets.
      The calculation of weighted average yields for investment securities in Table 8 is based on the amortized cost and effective yields of each security. The yield on state and municipal securities is computed on a taxable-equivalent basis using the statutory federal income tax rate of 35%. Maturity information is presented based upon contractual maturity. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Financial Review

Table 7     Investment Securities Available for Sale
(In thousands)

	December 31,

	2004	2003	2002

U.S. Treasury and U.S. Government agencies	$1,305,471	1,353,825	1,202,320
Mortgage-backed securities	1,026,724	847,007	707,946
State and municipal	237,832	248,738	252,522
Other investments	125,566	79,687	74,937

Total	$2,695,593	2,529,257	2,237,725

Financial Review

Table 8	Maturities and Average Yields of Investment Securities

	December 31, 2004

	Investment Securities
	Available for Sale

	Estimated	Average
	Fair Value	Yield
(Dollars in thousands)
U.S. Treasury and U.S. Government agencies:
Within 1 year	$130,009	3.37%
1 to 5 years	955,939	3.26
5 to 10 years	173,949	4.91
More than 10 years	45,574	5.66

Total	$1,305,471	3.57

State and municipal:
Within 1 year	$12,885	6.48
1 to 5 years	90,703	6.74
5 to 10 years	96,148	7.40
More than 10 years	38,096	7.68

Total	$237,832	7.14

Other investments:
Within 1 year	$3,252	4.90
1 to 5 years	1,375	3.88
5 to 10 years	—	—
More than 10 years	102	8.35

Total	$4,729	4.68

Equity securities	$120,837	3.91

Mortgage-backed securities	$1,026,724	4.11

Total investment securities:
Within 1 year	$146,146	3.67
1 to 5 years	1,048,017	3.56
5 to 10 years	270,097	5.80
More than 10 years	83,772	6.58
Equity securities	120,837	3.91
Mortgage backed securities	1,026,724	4.11

Total	$2,695,593	4.11%

Loans
      Since lending activities are a significant source of revenue, our main objective is to adhere to sound lending practices. When analyzing prospective loans, management considers both interest rate and credit quality objectives in determining whether to extend a given loan and the appropriate pricing for that loan. Operating under a decentralized structure, management emphasizes lending in the local markets we serve. Synovus strives to maintain a diversified loan portfolio to spread risk and reduce exposure to economic downturns that may occur in different segments of the economy, geographic locations, or in particular industries. Table 9 illustrates that a significant portion of the loan portfolio is in the real estate sector. However, as discussed further herein, these loans are diversified by geography, industry and loan type. The loan policy discourages loans to highly speculative real estate developments, highly leveraged transactions, and other industries known for excessive risk.
Portfolio Composition
      Synovus continues to maintain a strong local market presence in each of its markets, with a focus on relationship banking. The loan portfolio spreads across five southeastern states with diverse economies. The Georgia affiliates represent a majority with 54% of the consolidated portfolio. The Alabama affiliates represent 16%, followed by South Carolina with 14%, Florida with 12%, and Tennessee with 4%.
      The commercial loan portfolio consists of commercial, financial, agricultural, and real estate loans. These loans are granted primarily on the borrower’s general credit standing and on the strength of the borrower’s ability to generate repayment cash flows from income sources. Real estate construction and mortgage loans are secured by commercial real estate as well as 1-4 family residences, and represent extensions of credit used as interim or permanent financing of real estate properties.
      Total commercial real estate loans at December 31, 2004 were $11.3 billion or 58.0% of the total loan portfolio. As shown on Table 14, the commercial real estate loan portfolio is diversified among various property types: investment properties, 1-4 family properties, land acquisition, owner-occupied, and other property.
      Included in the commercial real estate category are $3.4 billion in loans for the purpose of financing owner-occupied properties and other properties such as churches and other charitable properties, healthcare facilities, restaurants, and recreational properties. The primary source of repayment on these loans is revenue generated from products

Financial Review

or services offered by the business or organization. The secondary source of repayment on these loans is the real estate.
      The commercial real estate loan portfolio includes loans in the Atlanta market totaling $2.4 billion, of which $583 million are investment property loans.
      Retail loans consist of residential mortgages, equity lines, credit card loans, installment loans and other credit line loans. Retail lending decisions are made based upon the cash flow or earning power of the borrower that represents the primary source of repayment. However, in many lending transactions collateral is taken to provide an additional measure of security. Collateral securing these loans provides a secondary source of repayment in that the collateral may be liquidated. Synovus determines the need for collateral on a case-by-case basis. Factors considered include the purpose of the loan, current and prospective credit-worthiness of the customer, terms of the loan, and economic conditions.
Portfolio Growth
      At December 31, 2004, total loans outstanding were $19.5 billion, an increase of 18.3% over 2003. Excluding the impact of acquisitions and divestitures completed in 2004, total loans increased by 15.4% over year-end 2003. Average loans increased 14.9% or $2.3 billion compared to 2003, representing 87.3% of average earning assets and 77.1% of average total assets. The commercial real estate portfolio continues to be the primary driver of the continued growth.
      Total commercial real estate loans increased by $2.2 billion, or 24.7% from year-end 2003. This growth includes $289.4 million in net loans added to our portfolio as a result of the acquisitions and divestitures completed in 2004. Excluding the impact of these acquisitions and divestitures, the commercial real estate portfolio grew by $1.9 billion or 21.6% over year-end 2003. The growth in our commercial real estate portfolio was led by robust growth in commercial development loans, as well as continued growth in residential development and 1-4 family construction. The entry-level to mid-market price range housing market remains strong, particularly in the Atlanta and coastal markets. Underwriting has been tightened in the residential development sector. Management continues to monitor absorption rates, as well as the homebuilders in each of our markets.
      Retail loans increased by $372.5 million or 13.3% from year-end 2003. This growth includes $115.1 million in net loans added to our portfolio as a result of acquisitions and divestitures completed in 2004. Excluding the impact of these acquisitions and divestitures, the retail loan portfolio grew by $257.4 million or 9.2%. The retail strategy has driven the growth in retail loans, particularly with home equity lines of credit, which increased by $310.2 million or 44.2% over year-end 2003.
      Management has increased the focus on growth in non-commercial real estate segments of the portfolio. The fourth quarter of 2004 showed a shift in the growth by category. Excluding the impact of acquisitions and divestitures, commercial real estate loans grew 15.0% annualized, commercial, financial and agricultural loans increased 9.3% annualized, and consumer loans increased 10.9% annualized, compared to annual growth by category of 21.6%, 7.2%, and 9.2%, respectively.
      Table 10 shows the maturity of selected loan categories as of December 31, 2004. Also provided are the amounts due after one year, classified according to the sensitivity in interest rates.
      Actual repayments of loans may differ from the contractual maturities reflected in Table 10 because borrowers have the right to prepay obligations with and without prepayment penalties. Additionally, the refinancing of such loans or the potential delinquency of such loans could create differences between the contractual maturities and the actual repayment of such loans.

Financial Review

Table 9 Loans by Type
(Dollars in thousands)	December 31,

	2004		2003		2002		2001		2000

	Amount	% (*)	Amount	% (*)	Amount	% (*)	Amount	% (*)	Amount	% (*)

Commercial:
Commercial, financial, and agricultural	$5,050,713	25.9%	4,632,507	28.1%	4,367,779	30.2	4,004,042	32.2	3,747,047	34.9
Real estate - construction	5,173,275	26.6	3,958,649	24.1	3,119,508	21.6	2,665,877	21.5	2,411,489	22.4
Real estate - mortgage	6,116,308	31.4	5,095,247	30.9	4,304,024	29.8	3,138,748	25.3	2,336,234	21.7

Total commercial	16,340,296	83.9	13,686,403	83.1	11,791,311	81.6	9,808,667	79.0	8,494,770	79.0

Retail:
Real estate - mortgage	2,298,682	11.8	1,865,701	11.3	1,701,332	11.8	1,553,154	12.5	1,184,437	11.0
Consumer loans - credit card	270,412	1.4	252,287	1.5	238,392	1.6	234,651	1.9	233,137	2.2
Consumer loans - other	612,957	3.1	691,557	4.3	757,626	5.2	843,169	6.8	855,933	8.0

Total retail	3,182,051	16.3	2,809,545	17.1	2,697,350	18.6	2,630,974	21.2	2,273,507	21.2

Total loans	19,522,347		16,495,948		14,488,661		12,439,641		10,768,277
Unearned income	(41,951)	(0.2)	(31,034)	(0.2)	(24,752)	(0.2)	(21,724)	(0.2)	(16,390)	(0.2)

Total loans, net of unearned income	19,480,396	100.0	16,464,914	100.0	14,463,909	100.0	12,417,917	100.0	10,751,887	100.0

(*)	Loan balance in each category, expressed as a percentage of total loans, net of unearned income.

Table 10     Loan Maturity and Interest Rate Sensitivity

(in thousands)	December 31, 2004

	One	Over One Year	Over
	Year	Through Five	Five
	Or Less	Years	Years	Total

Selected loan categories:
Commercial, financial, and agricultural	$2,657,772	1,965,732	427,209	5,050,713
Real estate-construction	3,479,940	1,563,603	129,732	5,173,275

Total	$6,137,712	3,529,335	556,941	10,223,988

Loans due after one year:
Having predetermined interest rates				$1,500,486
Having floating interest rates				2,585,790

Total				$4,086,276

Provision and Allowance for Loan Losses
      Despite credit standards, internal controls, and a continuous loan review process, the inherent risk in the lending process results in periodic charge-offs. The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. Through the provision for loan losses, Synovus maintains an allowance for loan losses that management believes is adequate to absorb losses within the loan portfolio. However, future additions to the allowance may be necessary based on changes in economic conditions, as well as changes in assumptions regarding a borrower’s ability to pay and/or collateral values. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review the affiliate banks’ allowance for loan losses. Based on their judgments about information available to them at the time of their examination, such agencies may require the affiliate banks to recognize adjustments to their allowance for loan losses.
Allowance for Loan Losses Methodology
      To determine the adequacy of the allowance for loan losses, a formal analysis is completed quarterly to assess the risk within the loan portfolio. This assessment, conducted by lending officers and each bank’s loan administration depart-

Financial Review

ment, as well as an independent holding company credit review function, includes analyses of historical performance, past due trends, the level of nonperforming loans, reviews of certain impaired loans, loan activity since the previous quarter, consideration of current economic conditions, and other pertinent information. Each loan is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed risk rating system. The resulting conclusions are reviewed and approved by senior management.
      The allowance for loan losses consists of two main components: the allocated and unallocated allowances. Both components of the allowance are available to cover inherent losses in the portfolio. The allocated component of the allowance is determined by type of loan within the commercial and retail portfolios. The allocated allowance for commercial loans includes an allowance for impaired loans which is determined as described in the following paragraph. Additionally, the allowance for commercial loans includes an allowance for non-impaired loans which is based on application of loss reserve factors to the components of the portfolio based on the assigned loan grades. The allocated allowance for retail loans is generally determined on pools of homogeneous loan categories. Loss factors applied to these pools are generally based on average historical losses for the past two years, current delinquency trends, and other factors. The unallocated component of the allowance is established for losses that specifically exist in the remainder of the portfolio, but have yet to be identified. This also compensates for the uncertainty in estimating loan losses. The unallocated component of the allowance is based upon management’s evaluation of various conditions, the effects of which are not directly considered in the allocated allowance. These include credit concentrations, recent levels and trends in delinquencies and nonaccrual loans, new credit products, changes in lending policies and procedures, changes in personnel, and regional and local economic conditions.
      Considering current information and events regarding the borrowers’ ability to repay their obligations, management considers a loan to be impaired when the ultimate collectibility of all principal and interest amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded through a charge to earnings, as an adjustment to the allowance for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the allowance for loan losses. A majority of Synovus’ impaired loans are collateral dependent. Accordingly, Synovus has determined the required allowance on these loans based upon fair value estimates (net of selling costs) of the respective collateral. The required allowance (or the actual losses) on these impaired loans could differ significantly if the ultimate fair value of the collateral is significantly different from the fair value estimates used by Synovus in estimating such potential losses.
      A summary by loan category of loans charged off, recoveries of loans previously charged off, and additions to the allowance through provision expense is presented in Table 11.
Allocation of the Allowance for Loan Losses
at December 31, 2004
      Table 12 shows a five year comparison of the allocation of the allowance for loan losses. The allocation of the allowance for loan losses is based on historical data, subjective judgment, and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur.
      Commercial, financial and agricultural loans had an allocated allowance of $77.3 million or 1.53% of loans in the respective category at December 31, 2004, compared to $66.4 million or 1.43% at December 31, 2003. While a portion of the increase in the allocated allowance is due to a 9.0% increase in loan balances, the primary factor is the increase in the overall risk ratings assigned to credits within this category.
      At December 31, 2004, the allocated component of the allowance for loan losses related to commercial real estate construction loans was $50.2 million, up 25.8% from $39.9 million in 2003. The increase is primarily due to a 30.7% increase in the related loan balances. As a percentage of commercial real estate construction loans, the allocated allowance in this category was .97% at December 31, 2004, compared to 1.01% at the previous year-end.
      The allowance allocated to commercial real estate mortgage loans was $67.0 million at December 31, 2004, up 30.9% from a year ago. As a percentage of loans outstanding in the respective category, the allocated allowance was 1.09% at December 31, 2004 up from 1.0% at year-end 2003. The increase in the allowance is related to a 20.0% increase in loans outstanding as well as an increase in the overall risk ratings assigned to credits within this category.
      The unallocated component of the allowance for loan losses was ..26% of total loans and 19.1% of the total allowance at December 31, 2004. This represents a decline from .30% of total loans and 21.7% of the total allowance at December 31, 2003. Management believes that this level of unallocated al-

Financial Review

lowance is adequate to provide for probable losses that are inherent in the loan portfolio and that have not been fully provided for through the allocated allowance. Factors considered in determining the adequacy of the unallocated allowance include the concentration in commercial real estate loans, and the continued strong loan growth in our larger markets. These factors are tempered by the positive credit quality indicators, the improving economic environment, diversification within the commercial real estate portfolio, the continuing positive performance within the commercial real estate portfolio, the knowledge and experience of our commercial lending staff, and the relationship banking philosophy maintained through our community bank structure.

Table 11     Allowance for Loan Losses

	December 31,
(Dollars in thousands)
	2004	2003	2002	2001	2000

Allowance for loan losses at beginning of year	$226,059	199,841	170,769	147,867	127,558
Allowance for loan losses of acquired/divested subsidiaries, net	5,615	10,534	7,967	6,217	—
Loans charged off:
Commercial:
Commercial, financial, and agricultural	30,697	37,535	28,338	17,806	11,825
Real estate - construction	383	2,918	444	307	482
Real estate - mortgage	3,145	2,533	1,745	1,294	1,336

Total commercial	34,225	42,986	30,527	19,407	13,643

Retail:
Real estate - mortgage	2,327	2,972	1,375	1,750	2,052
Consumer loans - credit card	7,728	7,631	10,408	11,579	9,961
Consumer loans - other	6,688	10,616	8,951	9,069	6,504

Total retail	16,743	21,219	20,734	22,398	18,517

Total loans charged off	50,968	64,205	51,261	41,805	32,160

Recoveries on loans previously charged off:
Commercial:
Commercial, financial, and agricultural	5,334	3,454	2,512	2,448	2,990
Real estate - construction	172	189	50	38	258
Real estate - mortgage	826	325	284	132	357

Total commercial	6,332	3,968	2,846	2,618	3,605

Retail:
Real estate - mortgage	521	330	346	680	945
Consumer loans - credit card	1,612	1,467	1,554	1,166	895
Consumer loans - other	1,255	2,347	2,293	2,353	2,683

Total retail	3,388	4,144	4,193	4,199	4,523

Total loans recovered	9,720	8,112	7,039	6,817	8,128

Net loans charged off	41,248	56,093	44,222	34,988	24,032

Provision expense	75,319	71,777	65,327	51,673	44,341

Allowance for loan losses at end of year	$265,745	226,059	199,841	170,769	147,867

Allowance for loan losses to loans, net of unearned income	1.36%	1.37	1.38	1.38	1.38

Ratio of net loans charged off to average loans outstanding, net of unearned income	0.23%	0.36	0.33	0.30	0.24

Financial Review

Table 12     Allocation of Allowance for Loan Losses

	December 31,

	2004		2003		2002		2001		2000
(Dollars in thousands)
	Amount	% (*)	Amount	% (*)	Amount	% (*)	Amount	% (*)	Amount	% (*)

Commercial:
Commercial, financial, and agricultural	$77,293	25.9%	66,418	28.1%	67,365	30.2	70,166	32.2	58,034	34.9
Real estate - construction	50,224	26.6	39,921	24.1	26,476	21.6	23,368	21.5	13,410	22.4
Real estate - mortgage	66,954	31.4	51,140	30.9	40,334	29.8	25,754	25.3	18,488	21.7

Total commercial	194,471	83.9	157,479	83.1	134,175	81.6	119,288	79.0	89,932	79.0

Retail:
Real estate - mortgage	5,335	11.8	4,032	11.3	3,951	11.8	1,503	12.5	2,160	11.0
Consumer loans - credit card	8,054	1.4	7,602	1.5	8,800	1.6	9,803	1.9	11,320	2.2
Consumer loans - other	7,086	3.1	8,006	4.3	9,590	5.2	15,268	6.8	14,613	8.0

Total retail	20,475	16.3	19,640	17.1	22,341	18.6	26,574	21.2	28,093	21.2

Unearned Income		(0.2)		(0.2)		(0.2)		(0.2)		(0.2)
Unallocated	50,799		48,940		43,325		24,907		29,842

Total allowance for loan losses	$265,745	100.0%	226,059	100.0%	199,841	100.0	170,769	100.0	147,867	100.0

(*)	Loan balance in each category expressed as a percentage of total loans, net of unearned income.

Nonperforming Assets and Past Due Loans
      Nonperforming assets consist of loans classified as nonaccrual or restructured, and real estate acquired through foreclosure. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal, or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. Nonaccrual loans consist of those loans on which recognition of interest income has been discontinued. Loans may be restructured as to rate, maturity, or other terms as determined on an individual credit basis. Demand and time loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or earlier if it is known or expected that the collection of all principal and/or interest is unlikely. Loans past due 90 days or more, which based on a determination of collectibility are accruing interest, are classified as past due loans. Nonaccrual loans are reduced by the direct application of interest and principal payments to loan principal, for accounting purposes only. Table 13 presents the amount of interest income that would have been recorded on non-performing loans if those loans had been current and performing in accordance with their original terms.
      Nonperforming assets increased $6.1 million to $101.9 million at December 31, 2004. The nonperforming asset ratio decreased to .52% as of December 31, 2004 compared to .58% as of year-end 2003. Nonperforming assets over $5 million at December 31, 2004 include a $6.5 million nonperforming loan to a waste management company and a $5.2 million other real estate property consisting of a golf course in Florida. The largest reduction in nonperforming loans in 2004 was a $7.9 million hotel loan which returned to performing status. This decrease was offset by various additions to nonperforming loans all of which were in amounts lower than $4.0 million.
      As a percentage of total loans outstanding, loans 90 days past due and still accruing interest declined to a historical low of .09% at December 31, 2004. This compares to .13% at year-end 2003 and .21% at year-end 2002. These loans are in the process of collection, and management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments on the loans. Management further believes that the resolution of these delinquencies will not cause a material increase in nonperforming assets.
      Impaired loans at December 31, 2004 and 2003 are $99.2 million and $101.8 million, respectively.
      Management continuously monitors nonperforming, impaired, and past due loans, to prevent further deterioration regarding the condition of these loans. Management is not aware of any material loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have been excluded from nonperforming assets or impaired loans. Management further believes nonperforming assets and impaired loans include all material loans in which doubts exist

Financial Review

as to the collectibility of amounts due according to the contractual terms of the loan agreement.

Table 13     Nonperforming Assets and Past Due Loans

	December 31,
(Dollars in thousands)
	2004	2003	2002	2001	2000

Nonperforming loans (a)	$80,456	67,442	66,736	51,586	41,709
Other real estate	21,492	28,422	26,517	15,867	13,898

Nonperforming assets	$101,948	95,864	93,253	67,453	55,607

Loans 90 days past due and still accruing
Total outstanding	$18,138	21,138	30,192	27,134	33,587

As a % of loans	0.09%	0.13	0.21	0.22	0.31

Allowance for loan losses	$265,745	226,059	199,841	170,769	147,867

Allowance for loan losses as a % of loans	1.36%	1.37	1.38	1.38	1.38

As a % of loans and other real estate:
Nonperforming loans	0.41%	0.41	0.46	0.41	0.39
Other real estate	0.11%	0.17	0.18	0.13	0.13

Nonperforming assets	0.52%	0.58	0.64	0.54	0.52

Allowance for loan losses to nonperforming loans	330.30%	335.19	299.45	331.04	354.52

      Interest income on nonperforming loans that would have been reported for the years ended December 31, 2004, 2003, and 2002 is summarized as follows:

	2004	2003	2002

Interest at contractual rates (b)	$4,197	4,547	3,921
Less interest recorded as income	1,537	1,884	1,455

Reduction of interest income	$2,660	2,663	2,466

(a)	Nonperforming assets exclude loans 90 days past due and still accruing interest.

(b)	Interest income that would have been recorded if the loans had been current and performing in accordance with their original terms.

Financial Review

Table 14

	December 31, 2004		December 31, 2003

		Nonperforming		Nonperforming
		Loans as a		Loans as a
	Loans as	Percentage	Loans as	Percentage
	a Percentage	of Total	a Percentage	of Total
	of Total Loans	Nonperforming	of Total Loans	Nonperforming
Loan Type	Outstanding	Loans	Outstanding	Loans

Commercial Real Estate
Multi-Family	2.8%	1.0	2.7	0.5
Hotels	4.2	3.6	4.5	12.6
Office Buildings	4.0	0.0	4.0	1.6
Shopping Centers	3.0	0.2	2.8	1.2
Commercial Development	3.5	0.1	2.7	1.8
Other Investment Property	1.4	0.1	1.3	0.4

Total Investment Properties	18.9	5.0	18.0	18.1

1-4 Family Construction	6.2	1.1	5.4	2.1
1-4 Family Perm / Mini-Perm	5.1	8.2	4.7	5.2
Residential Development	5.6	0.2	4.5	3.1

Total 1-4 Family Properties	16.9	9.5	14.6	10.4
Land Acquisition	4.8	0.2	4.6	0.2

Total Investment-Related Real Estate	40.6	14.7	37.2	28.7

Owner-Occupied	11.6	8.8	11.6	8.5
Other Property	5.8	9.8	6.2	2.2

Total Commercial Real Estate	58.0	33.3	55.0	39.4
Commercial & Industrial	25.9	58.1	28.1	49.6
Consumer	16.3	8.6	17.1	11.0
Unearned Income	(0.2)	—	(0.2)

Total	100.0%	100.0	100.0	100.0

      Table 14 shows the composition of the loan portfolio and nonperforming loans classified by loan type as of December 31, 2004 and 2003. The commercial real estate category is further segmented into the various property types determined in accordance with the purpose of the loan.
      At December 31, 2004, commercial real estate (CRE) loans represent 58.0% of the total portfolio, while CRE nonperforming loans represent 33.3% or $26.8 million of total nonperforming loans. None of these loans exceeds $3 million.
      Commercial and industrial nonperforming loans represent 58.1% or $46.8 million of total nonperforming loans at December 31, 2004. The largest loans in this category are a $6.5 million loan to an Atlanta waste management company, a $3.7 million working capital loan to a company in South Carolina, and $3.4 million in working capital and equipment loans to a mining company in Alabama. No other nonperforming commercial and industrial loans exceed $3 million.
Deposits
      Deposits provide the most significant funding source for interest earning assets. Table 15 shows the relative composition of average deposits for 2004, 2003, and 2002. Refer to Table 16 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 25.0% and 22.4% of total deposits at December 31, 2004 and 2003, respectively. Synovus continues to maintain a strong base of large denomination time deposits from customers within the local market areas of subsidiary banks. Synovus also utilizes national market brokered deposits as a funding source while continuing to maintain and grow its local market large denomination time deposit base. Time deposits over $100,000 at December 31, 2004, 2003, and 2002 were $4.6 billion, $3.6 billion, and $3.2 billion, respectively. Interest expense for the years ended December 31, 2004, 2003, and 2002, on these large denomination deposits was $94.3 million, $94.2 million, and $102.1 million, respectively.

Financial Review

      In 2004, Synovus continued to focus on growing in-market core deposits, particularly money market, NOW, and non-interest bearing demand deposits with the objective of reducing the overall cost of funds. During 2004, average deposits increased $2.0 billion or 13.2%, to $17.1 billion from $15.1 billion in 2003. Average interest bearing deposits for 2004, which include interest bearing demand deposits, money market accounts, savings deposits, and time deposits, increased $1.4 billion or 11.5% from 2003. Average non-interest bearing demand deposits increased $546.9 million or 21.9% during 2004. Average interest bearing deposits increased $1.7 billion or 15.4% from 2002 to 2003, while average non-interest bearing demand deposits increased $518.4 million, or 26.1%. See Table 3 for further information on average deposits, including the average rates paid in 2004, 2003, and 2002.

Table 15     Average Deposits

	2004	% (*)	2003	% (*)	2002	% (*)
(Dollars in thousands)
Non-interest bearing demand deposits	$3,048,465	17.9	2,501,539	16.6	1,983,131	15.4
Interest bearing demand deposits	2,762,104	16.2	2,515,161	16.7	2,035,917	15.8
Money market accounts	4,481,042	26.3	3,695,601	24.6	3,058,174	23.7
Savings deposits	548,736	3.2	502,246	3.3	446,205	3.5
Time deposits under $100,000	2,223,854	13.0	2,399,371	15.9	2,415,506	18.8
Time deposits $100,000 and over	3,989,018	23.4	3,448,900	22.9	2,930,885	22.8

Total average deposits	$17,053,219	100.0	15,062,818	100.0	12,869,818	100.0

(*) Average deposits balance in each category expressed as percentage of total average deposits.

Table 16	Maturity Distribution of Time Deposits of $100,000 or More
(In thousands)

December 31, 2004

3 months or less	$1,072,571
Over 3 months through 6 months	625,405
Over 6 months through 12 months	956,775
Over 12 months	1,989,343

Total outstanding	$4,644,094

Market Risk and Interest Rate Sensitivity
      Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced current and potential net income. Synovus’ primary market risk is interest rate risk.
      Managing interest rate risk is a primary goal of the asset/liability management function. Synovus attempts to achieve consistent growth in net interest income while limiting volatility arising from changes in interest rates. Synovus seeks to accomplish this goal by balancing the maturity and repricing characteristics of assets and liabilities along with the selective use of derivative instruments. Synovus manages its exposure to fluctuations in interest rates through policies established by its Asset Liability Management Committee (ALCO) and approved by the Board of Directors. The ALCO committee meets periodically and has responsibility for developing asset liability management policies, reviewing the interest rate sensitivity of the Company, and developing and implementing strategies to improve balance sheet structure and interest rate risk positioning.
      Simulation modeling is the primary tool used by Synovus to measure its interest rate sensitivity. On at least a quarterly basis, the following twenty-four month time period is simulated to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. The baseline forecast assumes an unchanged or flat interest rate environment. These simulations include all of the Company’s earning assets, liabilities and derivative instruments. Forecasted balance sheet changes, primarily reflecting loan and deposit growth forecasts prepared by each banking affiliate, are included in the periods modeled. Projected rates for new loans and deposits are also provided by each banking affiliate and are primarily based on management outlook and local market conditions.
      The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario; additionally, customer loan and deposit preferences can vary in response to changing interest rates. Simulation modeling enables Synovus to capture the effect of these differences. Synovus is also able to model expected changes in the shape of interest rate yield curves for each rate scenario. Simulation also enables Synovus to capture the effect of expected prepayment level changes on selected assets and liabilities subject to prepayment.

Financial Review

      As of December 31, 2004, Synovus maintained an asset sensitive interest rate risk position. This positioning would be expected to result in an increase in net interest income in a rising interest rate environment and a decrease in net interest income in a declining rate environment. This is generally due to a greater proportion of interest earning assets repricing on a variable rate basis as compared to variable rate funding sources. This asset sensitivity is indicated by selected results of Synovus’ net interest income simulations. In these simulations, Synovus has modeled the impact of a gradual increase and decrease in short-term interest rates of 100 basis points to determine the sensitivity of net interest income for the next twelve months. In the gradual 100 basis point increase scenario, net interest income is expected to increase 3.2% as compared to an unchanged interest rate environment. In the gradual 100 basis point decrease scenario, net interest income is expected to decline 2.7% as compared to an unchanged interest rate environment. The actual realized change in net interest income would depend on several factors. These factors include, but are not limited to, actual realized growth in asset and liability volumes, as well as the mix experienced over these time horizons. Market conditions and their resulting impact on loan, deposit, and wholesale funding pricing would also be a primary determinant in the realized level of net interest income.
      Another tool utilized by management is cumulative gap analysis, which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time periods. Table 18 reflects the gap positions of the consolidated balance sheets at December 31, 2004 and 2003, at various repricing intervals. The projected deposit repricing volumes reflect adjustments based on management’s assumptions of the expected rate sensitivity relative to the prime rate for core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts). Management believes that these adjustments allow for a more accurate profile of the interest rate risk position. The projected repricing of investment securities reflects expected prepayments on mortgage-backed securities and expected cash flows on securities subject to accelerated redemption options. These assumptions are made based on the interest rate environment as of each balance sheet date, and are subject to change as the general level of interest rates change. While these potential changes are not depicted in the static gap analysis, simulation modeling allows for the proper analysis of these and other relevant potential changes. This analysis would indicate an asset sensitive positioning over both short and longer term time horizons. Management believes that adjusted gap analysis is a useful tool for measuring interest rate risk only when used in conjunction with its simulation model.
      Synovus is also subject to market risk in certain of its fee income business lines. TSYS’ income and equity can be affected by movement in foreign currency exchange rates. TSYS maintains several different foreign operations whose resulting foreign currency translations into U.S. dollars could result in a negative impact to Synovus’ shareholders’ equity and/or net income. Financial management services revenues can be affected by risk in the securities markets, primarily the equity securities market. A significant portion of the fees in this unit are determined based upon a percentage of asset values. Weaker securities markets and lower equity values could have an adverse impact on the fees generated by these operations. Mortgage banking income is also subject to market risk. Mortgage loan originations are sensitive to levels of mortgage interest rates and therefore, mortgage revenue could be negatively impacted during a period of rising interest rates. The extension of commitments to customers to fund mortgage loans also subjects Synovus to market risk. This risk is primarily created by the time period between making the commitment and closing and delivering the loan. Synovus seeks to minimize this exposure by utilizing various risk management tools, the primary of which are best efforts commitments and forward sales commitments.

Table 17	Twelve Month Net Interest Income Sensitivity

Change in	Estimated
Short-Term	Change in
Interest Rates	Net Interest
(In basis points)	Income

+ 100	3.2%
Flat	—
- 100	(2.7)%

Financial Review

Table 18	Interest Rate Sensitivity

	December 31, 2004
(Dollars in millions)
	0-3	4-12	1-5	Over 5
	Months	Months	Years	Years

Investment securities available for sale (*)	$287.7	249.6	1,659.8	498.7
Loans, net of unearned income	13,800.4	1,965.9	3,337.3	376.9
Mortgage loans held for sale	120.2	—	—	—
Other	139.5	—	—	—

Interest sensitive assets	14,347.8	2,215.5	4,997.1	875.6

Deposits	7,326.8	2,693.3	4,640.7	578.8
Other borrowings	1,870.0	329.6	390.8	497.3

Interest sensitive liabilities	9,196.8	3,022.9	5,031.5	1,076.1

Interest rate swaps	(977.5)	300.0	330.0	347.5

Interest sensitivity gap	$4,173.5	(507.4)	295.6	147.0

Cumulative interest sensitivity gap	$4,173.5	3,666.1	3,961.7	4,108.7

Cumulative interest sensitivity gap as a percentage of total interest sensitive assets	18.6%	16.3	17.7	18.3

	December 31, 2003

	0-3	4-12	1-5	Over 5
	Months	Months	Years	Years

Investment securities available for sale (*)	$465.5	708.1	970.0	352.8
Loans, net of unearned income	9,460.3	2,320.3	4,066.5	617.8
Mortgage loans held for sale	133.3	—	—	—
Other	177.3	—	—	—

Interest sensitive assets	10,236.4	3,028.4	5,036.5	970.6

Deposits	4,509.8	3,144.3	4,856.1	597.9

Other borrowings	1,686.1	31.9	667.2	504.0

Interest sensitive liabilities	6,195.9	3,176.2	5,523.3	1,101.9

Interest rate swaps	(887.5)	45.0	570.0	272.5

Interest sensitivity gap	$3,153.0	(102.8)	83.2	141.2

Cumulative interest sensitivity gap	$3,153.0	3,050.2	3,133.4	3,274.6

Cumulative interest sensitivity gap as a percentage of total interest sensitive assets	16.4%	15.8	16.3	17.0

(*)	Excludes net unrealized losses of $224 thousand and net unrealized gains of $32.8 million at December 31, 2004 and 2003, respectively.

Derivative Instruments for Interest Rate Risk Management
      As part of its overall interest rate risk management activities, Synovus utilizes derivative instruments to manage its exposure to various types of interest rate risks. The primary instruments utilized by Synovus are interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate tied to either the prime rate or LIBOR. These swaps are utilized to hedge the variability of cash flows or fair values of on-balance sheet assets and liabilities.
      Interest rate contracts utilized by Synovus include end-user activities designed as hedges, all of which are linked to

Financial Review

specific assets or liabilities as part of overall interest rate risk management practices. Management believes that the utilization of these instruments provides greater financial flexibility and is a very efficient tool for managing interest rate risk.
      Synovus has entered into forward starting cash settled swaps with a notional amount of $200 million to hedge the future interest payments on debt forecast to be issued in 2005. Upon issuance of the debt in 2005, the interest rate swap contracts will be cash settled concurrent with the pricing of the debt.
      The notional amount of interest rate swap and floor contracts utilized by Synovus as part of its overall interest rate risk management activities as of December 31, 2004 and 2003, was $1.2 billion and $912.5 million, respectively. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Although Synovus is not exposed to credit risk equal to the notional amounts, there is exposure to potential credit risks equal to the fair or replacement values of the swaps if the counterparty fails to perform. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as on-balance sheet credit activities, by dealing with only highly-rated counterparties, and by obtaining collateral agreements for exposure above certain predetermined limits.
      A summary of these interest rate contracts and their terms at December 31, 2004 and 2003 is shown in Table 19. The fair value (net unrealized gains/ losses) of these contracts has been recorded on the consolidated balance sheets.
      During 2004, there were four maturities and one termination of an interest rate contract. There were three maturities and five terminations in 2003. Interest rate contracts contributed additional net interest income of $16.9 million and an eight basis point increase in the net interest margin for 2004. For 2003, interest rate contracts contributed to an increase in net interest income of $13.9 million and an eight basis point increase to the net interest margin.

Table 19	Interest Rate Contracts

		Weighted		Weighted			Net
(Dollars in thousands)		Average	Weighted	Average			Unrealized
	Notional	Receive	Average Pay	Maturity	Unrealized	Unrealized	Gains
	Amount	Rate	Rate (*)	In Months	Gains	Losses	(Losses)

December 31, 2004
Receive fixed swaps:
Fair value hedges	$477,500	4.24%	2.33%	88	$3,435	(5,214)	(1,779)
Cash flow hedges	500,000	5.12%	5.25%	12	—	(4,090)	(4,090)

Sub Total:	977,500	4.69%	3.83%	49	3,435	(9,304)	(5,869)
Forward starting swaps - Cash flow hedges	200,000	—	—	123	293	(2,109)	(1,816)

Total	$1,177,500				$3,728	(11,413)	(7,685)

December 31, 2003
Receive fixed swaps:
Fair value hedges	$342,500	4.36%	1.16%	97	$2,087	(2,703)	(616)
Cash flow hedges	570,000	5.43%	4.00%	23	4,637	(1,280)	3,357

Total	$912,500	5.03%	2.94%	51	$6,724	(3,983)	2,741

(*)	Variable pay rate based upon contract rates in effect at December 31, 2004 and 2003.

Liquidity
      Liquidity represents the availability of funding to meet the needs of depositors, borrowers, and creditors at a reasonable cost, on a timely basis, and without adverse consequences. Synovus’ strong capital position, solid core deposit base, and excellent credit ratings are the cornerstones of its liquidity management activities.
      The Synovus Asset/Liability Management Committee actively analyzes and manages the liquidity position in coordination with its subsidiary banks. These subsidiaries maintain liquidity in the form of cash on deposit, investment securities, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits. The subsidiary banks monitor deposit flow and evaluate alternate pricing

Financial Review

structures to retain and grow deposits. Liquidity is also enhanced by the subsidiary banks’ strong reputation in the national deposit markets. This reputation allows subsidiary banks to issue longer-term certificates of deposit across a broad geographic base to enhance their liquidity and funding positions.
      Certain Synovus subsidiary banks maintain correspondent banking relationships with various national and regional financial organizations. These relationships provide access to short-term borrowings through federal funds lines, which allows Synovus to meet immediate liquidity needs if required. These lines total approximately $3.2 billion and are extended at the ongoing discretion of the correspondent financial institutions. Synovus’ strong credit rating is a primary determinant in the continued availability of these lines. Should Synovus’ credit rating decline to a level below investment grade, these lines’ availability would be significantly diminished. For this reason, Synovus affiliate banks maintain additional sources of liquidity including collateralized borrowing accounts with the Federal Reserve Bank.
      Synovus serves diverse markets. Some of these are rapidly growing areas where loan demand outpaces the generation of deposits. However, through loan participations and federal funds sold among affiliate banks, these loans can be effectively funded by affiliates having lower local loan demand. Additionally, lending is focused within the local markets served by Synovus, enabling the development of comprehensive banking relationships.
      Selected Synovus subsidiary banks maintain an additional liquidity source through their membership in the Federal Home Loan Bank. At year-end 2004, these banks had access to additional funding of approximately $2.4 billion, subject to available collateral and Federal Home Loan Bank credit policies, through utilization of Federal Home Loan Bank advances.
      The Parent Company requires cash for various operating needs including dividends to shareholders, business combinations, capital infusions into subsidiaries, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends and management fees from the subsidiary banks. As a short-term liquidity source, the Parent Company has access to a $60 million line of credit with an unaffiliated banking organization. The Parent Company also enjoys an excellent reputation and credit standing in the capital markets and has the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. Maintaining adequate credit ratings is essential to Synovus’ continued cost effective access to these capital market funding sources.
      The consolidated statements of cash flows detail cash flows from operating, investing, and financing activities. Net cash provided by operating activities was $800 million for the year ended December 31, 2004, while financing activities provided $2.1 billion. Investing activities used $2.9 billion of these amounts, resulting in a net decrease in cash and cash equivalents of $13 million.
      Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity, capital resources, or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have such effect. Table 20 sets forth certain information about contractual cash obligations at December 31, 2004.

Table 20	Contractual Cash Obligations

	Payments Due After December 31, 2004

	1 Year or Less	Over 1 - 3 Years	4 - 5 Years	After 5 Years	Total
(In thousands)
Long-term debt	$410,000	804,950	135,162	509,658	1,859,770
Capital lease obligations	2,044	4,347	1,121	2,663	10,175
Operating leases	115,449	194,477	63,048	44,011	416,985

Total contractual cash obligations	$527,493	1,003,774	199,331	556,332	2,286,930

Capital Resources
      Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to sustain an appropriate degree of leverage to provide a desirable level of profitability. Synovus has the ability to generate internal capital growth sufficient to support the asset growth it has experienced. Total shareholders’ equity of $2.6 billion represented 10.54% of total assets at December 31, 2004.
      The regulatory banking agencies use a risk-adjusted calculation to aid them in their determination of capital ade-

Financial Review

quacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets for Synovus are on-balance sheet assets in the form of loans. Approximately 12% of risk-weighted assets are considered off-balance sheet assets and primarily consist of letters of credit and loan commitments that Synovus enters into in the normal course of business. Capital is categorized into two types: Tier I and Tier II. As a financial holding company, Synovus and its subsidiary banks are required to maintain capital levels required for a well-capitalized institution, as defined in the regulations. The regulatory agencies define a well-capitalized bank as one that has a leverage ratio of at least 5%, a Tier I capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At December 31, 2004, Synovus and all subsidiary banks were in excess of the minimum capital requirements with a consolidated Tier I capital ratio of 10.04% and a total risk-based capital ratio of 12.44%, compared to Tier I and total risk-based capital ratios of 10.43% and 13.06%, respectively, in 2003 as shown in Table 21.
      In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. Synovus had a leverage ratio of 9.78% at December 31, 2004 and 10.09% at December 31, 2003, significantly exceeding regulatory requirements.
      The 81% ownership of TSYS is an important aspect of the market price of Synovus common stock and should be considered in a comparison of the relative market price of Synovus common stock to other financial services companies. As of February 17, 2005, there were approximately 24,631 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table 22 displays high and low stock price quotations of Synovus common stock which are based on actual transactions.

Table 21	Capital Ratios

	December 31,

	2004	2003
(Dollars in thousands)
Tier I capital:
Shareholders’ equity	$2,641,289	2,245,039
Net unrealized (gain)/loss on investment securities available for sale	142	(20,436)
Net unrealized (gain)/loss on cash flow hedges	3,434	(2,319)
Disallowed intangibles	(457,976)	(286,205)
Disallowed deferred tax asset	(6,075)	(3,918)
Deferred tax liability on core deposit premium related to acquisitions	10,937	7,303
Minority interest	167,284	141,838
Qualifying trust preferred securities	10,297	10,453

Total Tier I capital	2,369,332	2,091,755

Tier II capital:
Qualifying subordinated debt	300,000	300,000
Eligible portion of the allowance for loan losses	265,745	226,059
Eligible portion of unrealized gain on equity securities	—	—
Total Tier II capital	565,745	526,059

Total risk-based capital	$2,935,077	2,617,814

Total risk-adjusted assets	$23,590,520	20,051,309

Tier I capital ratio	10.04%	10.43
Total risk-based capital ratio	12.44	13.06
Leverage ratio	9.78	10.09
Regulatory minimums (for well-capitalized status):
Tier I capital ratio	6.00%	6.00
Total risk-based capital ratio	10.00	10.00
Leverage ratio	5.00	5.00

Financial Review

Table 22	Market and Stock Price Information

	High	Low

2004
Quarter ended December 31, 2004	$28.89	26.50
Quarter ended September 30, 2004	26.50	24.49
Quarter ended June 30, 2004	25.75	23.31
Quarter ended March 31, 2004	28.82	22.67
2003
Quarter ended December 31, 2003	$29.04	25.99
Quarter ended September 30, 2003	26.69	21.35
Quarter ended June 30, 2003	23.62	17.31
Quarter ended March 31, 2003	20.88	17.89

Dividends
      Synovus (and its predecessor companies) has paid cash dividends on its common stock in every year since 1891. Synovus’ dividend payout ratio was 48.94%, 51.56%, and 48.76%, in 2004, 2003, and 2002, respectively. It is the present intention of the Synovus Board of Directors to continue to pay cash dividends on its common stock in an amount that results in a dividend payout ratio of at least 40%. In addition to the Company’s general financial condition, Synovus considers other factors in determining the amount of dividends to be paid each year. These factors include consideration of capital and liquidity needs based on projected balance sheet growth, acquisition activity, earnings growth, as well as the capital position of the individual business segments (Financial Services and TSYS).
      Table 23 presents information regarding dividends declared during the years ended December 31, 2004 and 2003.

Table 23	Dividends

		Per Share
Date Declared	Date Paid	Amount

2004
November 16, 2004	January 3, 2005	$.1733
August 19, 2004	October 1, 2004	.1733
May 19, 2004	July 1, 2004	.1733
February 26, 2004	April 1, 2004	.1733

2003
November 20, 2003	January 2, 2004	$.1650
August 20, 2003	October 1, 2003	.1650
June 10, 2003	July 1, 2003	.1650
March 4, 2003	April 1, 2003	.1650

Commitments and Contingencies
      Synovus believes it has sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year. Table 24 and Note 8, to the consolidated financial statements provide additional information on short-term and long-term borrowings.
      In the normal course of its business, TSYS maintains processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which its performance is measured. In the event TSYS does not meet its contractual commitments with its clients, TSYS may incur penalties and/or certain customers may have the right to terminate their contracts with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.
      Synovus and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are not quantifiable, are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of Synovus if disposed of unfavorably.
      TSYS has received notification from the United States Attorneys’ Office for the Northern District of California that the United States Department of Justice is investigating whether TSYS and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation relates to the U.S. Postal Service’s Move Update Requirements. In general, the Postal Service’s Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. In effect, these requirements provide, among other things, various procedures that may be utilized to maintain the accuracy of mailing lists in exchange for discounts on postal rates. TSYS has received a subpoena from the Office of the Inspector General of the U.S. Postal Service, and has produced documents responsive to the subpoena. TSYS continues to cooperate with the Department of Justice in the investigation, and there can be no assurance as to the timing or outcome of the investigation, including whether the investigation will result in any criminal or civil fines, penalties, judgments or treble damages or other claims against TSYS. TSYS is not in a position to estimate whether or not any loss may arise out of this investigation. As a result, no reserve or accrual has been recorded in TSYS’ or Synovus’ financial statements relating to this matter.

Financial Review

Short-Term Borrowings
      The following table sets forth certain information regarding federal funds purchased and securities sold under repurchase agreements, the principal components of short-term borrowings.

Table 24	Short-Term Borrowings

(Dollars in thousands)	2004	2003	2002

Balance at December 31	$1,208,080	1,354,887	1,275,084
Weighted average interest rate at December 31	1.95%	0.93%	1.20%
Maximum month end balance during the year	$1,749,923	1,459,818	1,493,466
Average amount outstanding during the year	$1,479,815	1,101,216	1,131,455
Weighted average interest rate during the year	1.30%	1.07%	1.65%

Income Tax Expense
      Income tax expense was $252.2 million in 2004, up from $222.6 million in 2003, and $198.5 million in 2002. The effective income tax rate was 36.6%, 36.4%, and 35.2%, in 2004, 2003, and 2002, respectively. See Note 16 to the consolidated financial statements for a detailed analysis of income taxes.
Inflation
      Inflation has an important impact on the growth of total assets in the banking industry and may create a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Synovus has been able to maintain a high level of equity through retention of an appropriate percentage of its net income. Synovus deals with the effects of inflation by managing its interest rate sensitivity position through its asset/liability management program and by periodically adjusting its pricing of services and banking products to take into consideration current costs.
Parent Company
      The Parent Company’s assets, primarily its investment in subsidiaries, are funded, for the most part, by shareholders’ equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its subsidiaries, acquire new businesses, fund internal growth, pay corporate operating expenses, and pay dividends to its shareholders. These operations are funded by dividends and fees received from subsidiaries, and borrowings from outside sources.
      In connection with dividend payments to the Parent Company from its subsidiary banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. Approximately $294.7 million in dividends could be paid in 2005 to the Parent Company from its subsidiary banks without prior regulatory approval. Synovus expects to receive regulatory approval to allow certain subsidiaries to pay dividends in excess of their respective regulatory limits.
Share Repurchase Plan
      On April 14, 2003, the Synovus board of directors approved a $200 million share repurchase plan. Through December 31, 2004, 5.5 million shares have been purchased under this plan at a total cost of $112.7 million. Consistent with the expectation at the inception of the plan, Synovus repurchased one-half of the total authorization during the first 90 days after the plan was approved. The pace of future repurchases under this two-year plan will depend on various factors including price, market conditions, acquisitions, and the general financial position of Synovus.
      The following table sets forth information regarding Synovus’ purchases of its common stock on a monthly basis during the three months ended December 31, 2004:

Maximum
Number of
				Total Number of	Shares That
				Shares Purchased	May Yet Be
	Total Number			as Part of Publicly	Purchased
	of Shares		Average Price	Announced Plans	Under the Plans
Period	Purchased		Paid per Share	or Programs	or Programs

October 2004	—		$—	—	3,056,144(2)
November 2004	—		—	—	3,056,144(2)
December 2004	6,068	(1)	27.36	—	3,056,144(2)

Total	6,068	(1)	$27.36	—	3,056,144(2)

(1)	Consists of delivery of previously owned shares to Synovus in payment of the exercise price of stock options.

(2)	Based on Synovus stock price of $28.55 at December 31, 2004.

Recently Issued Accounting Standards
      In December 2004, the Financial Accounting Standards Board issued Statement No. 123R (SFAS No. 123R), “Share-Based Payment.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement requires a public entity to measure the cost of employee services

Financial Review

received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.
      SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The statement is effective beginning July 1, 2005. Synovus estimates that the adoption of this statement will result in an additional expense of approximately $5.7 million, net of tax, related to the expensing of unvested stock options. This additional expense will be recognized during the second half of 2005, after the adoption of SFAS No. 123R. Additionally, Synovus estimates that it will incur an expense of approximately $3.2 million, net of tax, during 2005 in conjunction with new restricted stock awards that will be granted in 2005. While stock options have been the primary method of equity-based compensation historically, going forward, restricted stock awards are expected to be Synovus’ primary method of equity-based compensation.
      In December 2003, the AcSEC issued Statement of Position No. 03-3 (SOP No. 03-3), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 provides guidance on accounting for loans and associated loss reserves acquired in a transfer or business combination. Certain loans may be required to be transferred net of reserves where there are differences between contractual and expected cash flows which are attributable, at least in part, to credit quality. SOP No. 03-3 will be effective for loans acquired after December 31, 2004. Synovus has not determined the impact that SOP No. 03-3 will have on its financial statements and believes that such determination will not be meaningful until Synovus enters into a business combination with a financial institution and/or acquires a future loan portfolio.
2005 Earnings Outlook
      Synovus expects its earnings per share growth for 2005 to be within the 12-15% range, based in part upon the following assumptions:

•	An expanding economy.

•	Modest increases in short-term interest rates.

•	A favorable credit environment.

•	TSYS’ net income growth in the 19% to 22% range.

•	Equity-based compensation expense of approximately $9.0 million (net of tax).
Forward-Looking Statements
      Certain statements contained in this document which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”). These forward-looking statements include, among others, statements regarding: (i) management’s belief with respect to the adequacy of the allowance for loan losses; (ii) the expected financial impact of recent accounting pronouncements; (iii) the expected issuance of debt in 2005; (iv) TSYS’ belief with respect to its ability to meet its contractual commitments; (v) management’s belief with respect to legal proceedings and other claims; (vi) any matter that might arise out of the United States Department of Justice’s investigation of TSYS; (vii) management’s belief with respect to the benefit of rising short-term rates; (viii) TSYS’ expectation that it will convert Chase Card Services’ portfolios in the second half of 2005 and maintain the card-processing functions of Chase for at least two years; (ix) the expected earnings per share impact on TSYS of the Vital acquisition; (x) TSYS’ expectation with respect to the impact of the Chase contract on its earnings per share growth for 2005 and 2006; (xi) management’s belief with respect to the resolution of certain loan delinquencies and the inclusion of all material loans in which doubt exists as to collectibility in nonperforming assets and impaired loans; (xii) management’s belief with respect to the use of derivatives to manage interest rate risk; (xiii) the Board of Directors’ present intent to continue to pay cash dividends; (xiv) management’s belief with respect to having sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year; (xv) the expected expenses and investments associated with the Retail Strategy; (xvi) Synovus’ expected growth in earnings per share for 2005 and the assumptions underlying such statements, including, with respect to Synovus’ expected increase in earnings per share for 2005, the economy will continue to expand; short-term interest rates will increase modestly; the credit environment will remain favorable; TSYS’ net income growth will be in the 19% – 22% range; and the expense of equity-based compensation will be approximately $9.0 million (net of tax). In addition, certain statements in future filings by Synovus with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of Synovus which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements

Financial Review

include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, efficiency ratios and other financial terms; (ii) statements of plans and objectives of Synovus or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
      These statements are based on the current beliefs and expectations of Synovus’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond Synovus’ ability to control or predict. These factors include, but are not limited to: (i) competitive pressures arising from aggressive competition from other financial service providers; (ii) factors that affect the delinquency rate of Synovus’ loans and the rate at which Synovus’ loans are charged off; (iii) changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which Synovus is perceived in such markets; (iv) TSYS’ inability to achieve its net income goals for 2005; (v) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted may be different than expected; (vi) the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board; (vii) inflation, interest rate, market and monetary fluctuations; (viii) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users; (vix) changes in consumer spending, borrowing, and saving habits; (x) technological changes are more difficult or expensive than anticipated; (xi) acquisitions are more difficult to integrate than anticipated; (xii) the ability to increase market share and control expenses; (xiii) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) with which Synovus and its subsidiaries must comply; (xiv) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies; (xv) changes in Synovus’ organization, compensation, and benefit plans; (xvi) the costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto; (xvii) a deterioration in credit quality or a reduced demand for credit; (xviii) Synovus’ inability to successfully manage any impact from slowing economic conditions or consumer spending; (xix) TSYS does not convert the Chase portfolio as expected and maintain the card-processing functions of Chase for at least two years as expected; (xx) the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (xxi) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection; (xxii) the impact on Synovus’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and (xxiii) the success of Synovus at managing the risks involved in the foregoing.
      These forward-looking statements speak only as of the date on which the statements are made, and Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made to reflect the occurrence of unanticipated events.

Summary of Quarterly Financial Data

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 2004 and 2003.

(In thousands, except per share data)	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

2004
Interest income	$312,316	299,747	277,266	269,691

Net interest income	224,036	223,434	210,462	202,747

Provision for losses on loans	20,855	21,192	17,548	15,724

Income before income taxes	185,289	173,349	166,102	164,541

Net income	118,722	109,008	105,141	104,162

Net income per share, basic	.38	.35	.34	.34

Net income per share, diluted	.38	.35	.34	.34

2003
Interest income	$264,745	266,248	270,742	259,757

Net interest income	197,431	193,113	190,937	181,583

Provision for losses on loans	19,800	15,108	16,565	20,304

Income before income taxes	160,912	157,722	152,468	140,399

Net income	102,639	100,000	96,367	89,919

Net income per share, basic	.34	.33	.32	.30

Net income per share, diluted	.34	.33	.32	.30